As filed with the Securities and Exchange Commission on December 21. 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOLDEN STAR RESOURCES LTD.

(Exact name of registrant as specified in its charter)

CANADA	98-0101955
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10901 West Toller Drive, Suite 300 Littleton, Colorado 80127-6132 (303) 830-9000	Thomas G. Mair, Senior Vice President and Chief Financial Officer Golden Star Resources Ltd. 10901 West Toller Drive, Suite 300 Littleton, Colorado 80127-6132 (303) 830-9000
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies To

Michelle H. Shepston

Katelin R. Oakley

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plan, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
4.0% Convertible Senior Unsecured Debentures due November 30, 2012	$125,000,000(1)	100	%(2)	$125,000,000	$3,837.50
Common Shares, no par value per share	32,772,513(3)	—		—	—(4)
Rights to Purchase Common Shares (5)	—	—		—	—

(1)	Equals the aggregate principal amount of the Company’s 4.0% Convertible Senior Unsecured Debentures due November 30, 2012, originally issued on November 8, 2007.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	The number of shares being registered represents the number of common shares that may be issued upon conversion of the debentures registered hereby, at a rate of 200.0 common shares per $1,000 original principal amount of debentures including additional common shares which may be issued in the event of certain change of control transactions. Pursuant to Rule 416 under the Securities Act, the number of common shares registered hereby shall include an indeterminate number of common shares that may be issued as a result of splits, dividends, recapitalizations, or similar events.
(4)	The common shares issuable upon conversion of the debentures will be issued for no additional consideration, and therefore no registration fee will be required pursuant to Rule 457(i).
(5)	The Rights are attached to and tradeable with the common shares. The value attributable to the Rights, if any, is reflected in the value of the common shares.

Golden Star Resources Ltd. $125,000,000 4.0% Convertible Senior Unsecured Debentures due November 30, 2012

This prospectus relates to resales of our 4.0% Convertible Senior Secured Debentures due November 30, 2012 issued in a private offering on November 8, 2007 and 32,772,513 of our common shares, no par value per share, issuable upon conversion of the debentures, including common shares issuable upon conversion in the event of certain change of control transactions, plus an indeterminate number of additional common shares that may be issued from time to time upon conversion of the debentures as a result of certain adjustments described in this prospectus.

The debentures and the common shares may be sold from time to time by and for the account of the selling securityholders named in this prospectus or in supplements to this prospectus. See “Selling Securityholders” on page 25 for additional information on the selling securityholders. The selling securityholders may sell all or a portion of the debentures or the common shares from time to time in market transactions, in negotiated transactions or otherwise, and at prices and terms which will be determined by the then prevailing market price for the debentures or common shares at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution” on page 28 for additional information on the methods of sale.

We will not receive any of the proceeds from the sale of the debentures or the common shares offered by the selling securityholders. The selling securityholders will receive all proceeds from the sale of the debentures or the common shares being registered in this registration statement.

The debentures bear interest at the rate of 4.0% per year on the principal amount from November 8, 2007 or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on May 31 and November 30 of each year, beginning on May 31, 2008, unless the debentures are earlier converted.

Holders may convert all or a portion of their debentures into common shares of Golden Star Resources Ltd. prior to stated maturity. The initial conversion rate is 200.0 common shares per $1,000 principal amount of the debentures. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued and unpaid interest.

Upon the occurrence of certain change of control transactions, holders may require us to purchase the debentures for cash at a price equal to 101% of the principal amount plus accrued and unpaid interest. If 10% or more of the fair market value of any such change of control transaction consists of cash, the holders may convert their debentures and receive a number of additional common shares (determined by reference to the date of the conversion and the market price of Golden Star’s common shares) in addition to the common shares otherwise issuable upon conversion.

On maturity, we may, at our option, satisfy our repayment obligation by paying the principal amount of the debentures in cash or, subject to certain limitations, by issuing that number of our common shares obtained by dividing the principal amount of the debentures outstanding by 95% of the weighted average trading price of our common shares on the American Stock Exchange for the 20 consecutive trading days ending five trading days preceding the maturity date. If we elect to repay the principal amount of the debentures at maturity by issuing common shares, but are limited under the terms of the debentures from issuing a number of common shares sufficient to fully repay the debentures outstanding at maturity, we will pay the balance owing in cash, based on the difference between the principal amount of the debentures outstanding and the value of the common shares, based on the market price of the common shares delivered in repayment of the debentures, if any.

The debentures are direct senior unsecured obligations and will rank equally and notably with all other senior unsecured indebtedness and senior to all subordinated indebtedness of Golden Star. However, the notes are effectively subordinated to all existing and future secured debt of Golden Star, to the extent of the security on such other indebtedness and to all existing and future obligations of the subsidiaries of Golden Star.

The debentures issued in the private offering are eligible for trading in the PORTAL (SM) market of the Financial Industry Regulatory Authority, Inc. Debentures sold using this prospectus, however, will no longer be eligible for trading in the PORTAL market. We do not intend to list the debentures on any other national securities exchange or automated quotation system. Our common shares are traded on the American Stock Exchange under the symbol “GSS” and on the Toronto Stock Exchange under the symbol “GSC.” On December 17, 2007, the closing price for our common shares on the American Stock Exchange was $3.04 per share and the closing price on the Toronto Stock Exchange was Cdn$2.93 per share.

Unless otherwise indicated, all references to “$” or “dollars” in this prospectus refer to United States dollars. References to “Cdn$” in this prospectus refer to Canadian dollars.

Investing in the securities offered in this prospectus involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

CURRENCY AND EXCHANGE RATE INFORMATION

We report in United States dollars. Accordingly, all references to “$,” “U.S.$” or “dollars” in this prospectus refer to United States dollars unless otherwise indicated. References to “Cdn$” or “Canadian dollars” are used to indicate Canadian dollar values.

The noon rate of exchange on December 17, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.9928 and the conversion of United States dollars into Canadian dollars was $1.00 equals Cdn$1.0073.

NON-GAAP FINANCIAL MEASURES

In this prospectus, or in the documents incorporated herein by reference, we use the terms “total cash cost per ounce” and “cash operating cost per ounce.” Total cash cost per ounce and cash operating cost per ounce should be considered as Non-GAAP Financial Measures as defined in Regulation S-K Item 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP in Canada and the United States. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Changes in numerous factors, including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are the same or similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance. See Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2006 and Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Report on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2007 for an explanation of these measures.

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SUMMARY

You should read the following summary and the more detailed information about us, the debentures and the common shares provided in this prospectus and in documents incorporated by reference, including the sections of those documents captioned “Risk Factors” and our consolidated financial statements and notes thereto. References to “we,” “our” and “us” mean Golden Star Resources Ltd., its predecessors and consolidated subsidiaries, or any one or more of them, as the context requires.

Our Business

We are an international gold mining and exploration company producing gold in Ghana, West Africa. We also conduct gold exploration in West Africa and in South America. Through our subsidiaries we own controlling interests in four significant gold properties in southern Ghana.

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We own 90% of and operate the Bogoso/Prestea gold mining and processing operation. In July 2007, we commissioned a nominal 3.5 million tonnes per year processing facility that uses a proprietary BIOX ® bio-oxidation technology to treat refractory sulfide ore. The new plant, together with the existing carbon-in-leach processing facility (which will continue to treat oxide and non-refractory sulfide ores), are expected to be capable of processing a combined 5.0 million tonnes of ore annually.

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We own 90% of and operate the Wassa open-pit gold mine and carbon-in-leach processing plant, located approximately 35 kilometers east of Bogoso/Prestea. The design capacity of the carbon-in-leach processing plant at Wassa is nominally between 3.5 million and 4.0 million tonnes per annum depending on the ratio of hard and soft ore.

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We own 81% of the Prestea Underground exploration property, a currently inactive underground gold mine and associated support facilities located on the Prestea property. We have spent approximately $5.0 million in the last two years on exploration and technical studies to determine if the underground mine can be reactivated on a profitable basis and these studies continue. We are currently reconditioning certain shafts to allow better access to the underground workings.

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We own the Hwini-Butre and Benso gold properties (referred to in this prospectus supplement as the “HBB properties”) in southwest Ghana. We spent approximately $4.5 million in exploration activities on the HBB properties in 2006 and expect to spend approximately $17.3 million on further exploration and development activities at the HBB properties in 2007. In April 2007, we completed a feasibility study for the development and mining of the HBB properties for processing at Wassa and development activities are currently being initiated.

We also hold interests in several gold exploration projects in Ghana and elsewhere in West Africa including Sierra Leone, Burkina Faso, Niger and Côte d’Ivoire, and hold and manage exploration properties in Suriname and French Guiana in South America. We hold indirect interests in gold exploration properties in Peru and Chile through a 8.1% shareholding investment in Minera IRL Limited, a South American focused gold company. In November 2005, we entered into a joint venture with a subsidiary of Newmont Mining Corporation pursuant to which Newmont may earn up to a 51% participating interest in our Saramacca property in Suriname by spending $6 million by the fifth anniversary of the agreement.

Our principal executive offices are located at 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-4247, and our telephone number is (303) 830-9000. Our registered office is located at 66 Wellington St. W., Suite 3700, P.O. Box 20, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario M5K 1N6.

Growth Strategy

Our overall objective since 1999 has been to grow our business to become a mid-tier gold producer. We continue to evaluate potential acquisition and merger opportunities that could further increase our annual gold production, however we presently have no agreement or understanding with respect to any specific potential transaction.

We also conduct gold exploration in West Africa and South America, investing approximately $15.3 million in total on such activities during 2006 and $9.0 million in our first nine months of 2007. The majority of our 2006 exploration spending was focused on our new HBB properties south of Wassa, on expanding mineral reserves around our existing mines and on the Prestea Underground. We actively conducted regional reconnaissance projects in south Ghana and Côte d’Ivoire and drilled more advanced targets in Ghana, Niger and Burkina Faso.

Recent Developments

Effective January 1, 2008, Mr. Peter Bradford will step down from his current position as our President and Chief Executive Officer, to be replaced on an interim basis by Mr. Thomas Mair, who currently serves as our Chief Financial Officer. Mr. Roger Palmer, our current Vice President Finance and Controller, will serve as Interim Chief Financial Officer during this period.

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges is as follows for the periods indicated:

	Pro Forma Ratio (1)
	Nine Months Ended September 30,		Fiscal Year Ended December 31,	Nine Months Ended September 30,		Fiscal Years Ended December 31,
	2007		2006	2007		2006	2005		2004	2003	2002
Deficiency of Earnings to Fixed Charges	$(39,726	)(2)	—	$(33,762	)(2)	—	$(27,781	)(2)	—	—	—
Ratio of Earnings to Fixed Charges	—		4	—		10	—		8	93	16

(1)	For purposes of computing the pro forma ratio for the nine months ended September 30, 2007 and the fiscal year ended December 31, 2006, the loss before income taxes was reduced and fixed charges were increased to give effect to the sale of the debentures and the use of $61.76 million of the net proceeds to repay the Company’s US$50 million aggregate principal amount 6.85% senior convertible notes due April 15, 2009 as at January 1, 2006.
(2)	For fiscal year ended December 31, 2005 and for the nine months ended September 30, 2007, earnings were insufficient to cover fixed charges.

We have computed the ratio of fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles and fixed charges, and “fixed charges” consists of the interest portion of rental expense and interest incurred.

The Debentures

Securities offered	4.0% Convertible Senior Unsecured Debentures due November 30, 2012. This prospectus also registers 32,772,513 of our common shares, without par value, issuable upon conversion of the debentures, including common shares issuable on conversion in the event of certain change of control transactions, plus an indeterminate number of additional common shares as may be issued from time to time upon conversion of the debentures as a result of adjustments. See “Description of the Debentures — Conversion”.

Issue price	$1,000 per debenture.

Amount	$125,000,000. See “Plan of Distribution”.

Maturity Date	November 30, 2012.

Interest	4.0% per annum on the principal amount, payable semi-annually in arrears on the last day of May and November of each year, commencing May 31, 2008. The May 31, 2008 interest payment will represent accrued interest from November 8, 2007 to (but excluding) May 31, 2008.

Interest Payment Election	Subject to regulatory approval, we will have the option to satisfy our obligation to pay interest by delivering common shares to a registered broker-dealer in accordance with the trust indenture for sale in the open market, with the proceeds of the sale to be delivered in cash in an amount equal to the interest obligations to the holders of the debentures. Holders of debentures will not be entitled to receive any common shares in satisfaction of our obligation to pay interest. See “Description of the Debentures – Method of Payment”.

Ranking	The debentures are our direct senior unsecured obligations. The debentures will rank equally and ratably with all other senior unsecured indebtedness and senior to all subordinated indebtedness of Golden Star. See “Description of the Debentures — General” and “Description of the Debentures — Ranking”.

Conversion	Each debenture is convertible into common shares at the option of the holder at any time prior to the close of business on the business day immediately preceding the maturity date into 200.0 common shares for each $1,000 principal amount of debentures, representing a conversion price of $5.00 per share, subject to adjustment in certain circumstances. See “Description of the Debentures — Conversion”.

Payment of Principal Amount in Common Shares	We have the option, subject to regulatory approval, to satisfy our obligations to repay the principal amount of the debentures at maturity, provided no event of default has occurred and is continuing at such time, by issuing and delivering that number of freely tradable common shares obtained by dividing the principal amount of the debentures by 95% of the weighted average trading price of the common shares on the AMEX for the 20 consecutive trading days ending five trading days before maturity.

Change of Control	Within 30 days of the occurrence of a change of control, defined as the acquisition of voting control or direction over at least 66 2/3% of the aggregate voting rights attached to the common shares then outstanding, Golden Star must commence an offer to purchase all debentures then outstanding, in whole or in part, at a price equal to 101% of the principal amount of the debentures plus accrued and unpaid interest thereon. See “Description of the Debentures – Change of Control”.

In the event of a change of control that is a cash transaction, holders of the debentures may elect to convert their debentures and receive, in addition to the number of common shares they otherwise would have been entitled to under “Conversion” (referred to above), an additional number of common shares ranging from 1.4299 to 61.7801 per $1,000 principal amount of debentures based on the date of the transaction and the price paid in the change of control transaction.

DTC Eligibility	The debentures were issued in fully registered book entry form and are represented by one or more permanent global debentures without coupons. Global debentures were deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Beneficial interests in global debentures are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global debenture may not be exchanged for certificated debentures, except in limited circumstances described herein. See “Description of Debentures—Book-Entry System.”

Registration Rights	We will use commercially reasonable efforts to cause this registration statement to become effective within 90 days after the date of original issuance of the debentures and keep such registration statement effective until the date on which all debentures and underlying common shares have been sold pursuant to this registration statement or Rule 144; or the earliest of (i) the expiration of the holding period that would be applicable thereto under Rule 144(k) and (ii) the date when the debentures and the underlying common shares have ceased to be outstanding. See “Description of Debentures—Registration Rights.”

Trading:	The debentures as issued in the private offering are eligible for trading in the PORTAL(SM) market of the Financial Industry Regulatory Authority, Inc. Debentures sold using this prospectus, however, will no longer be eligible for trading in the PORTAL market. We do not intend to list the debentures on any other national securities exchange or automated quoting system.

Other Matters

Risk Factors	An investment in the debentures and the common shares involves a high degree of risk. Please refer to “Risk Factors” beginning on page 7 of this prospectus for factors you should consider.

Use of Proceeds	We will not receive any of the proceeds from the sale of the debentures or the common shares offered by the selling securityholders. See “Use of Proceeds.”

Listing	Our common shares are traded on the American Stock Exchange under the symbol “GSS” and on the Toronto Stock Exchange under the symbol “GSC.” The common shares issuable on the conversion of the debentures have been approved for listing on the American Stock Exchange and the Toronto Stock Exchange.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, with respect to our financial condition, results of operations, business, prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts. Words such as “anticipates,” “expects,” “intends,” “forecasts,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus supplement. These statements include comments regarding: the achievement of anticipated metallurgical recoveries at the Bogoso sulfide processing plant; estimated 2007 gold production and cash operating costs at Bogoso/Prestea and Wassa; anticipated commencement dates of mining and production and development costs with respect to the Hwini-Butre and Benso properties; production capacity, production rates, and production costs; cash operating costs; gold sales; mining operations and recovery rates; ore delivery; ore processing; potential mine life; permitting; establishment and estimates of mineral reserves and resources; geological, environmental, and engineering studies; timing and results of feasibility studies; exploration efforts and activities; expected capital expenditures in 2007; ore grades; reclamation work; identification of acquisition and growth opportunities; power costs, the ability to meet total power requirements and the acquisition and operation of the new power station in Ghana; retention of earnings from our operations; sources of and adequacy of liquidity to meet capital and other needs in 2007.

The following, in addition to the factors described under “Risk Factors” in this prospectus, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices;

•	inaccuracies in mineral reserves and non-reserves estimates;

•	availability and adequacy of power supplies from public sources;

•	unexpected changes in business and economic conditions;

•	changes in interest and currency exchange rates;

•	timing and amount of gold production;

•	unanticipated variations in ore grade, tonnes mined and crushed or milled;

•	unanticipated recovery or production problems;

•	effects of illegal mining on our properties;

•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;

•	changes in metallurgy and processing;

•	availability of skilled personnel, materials, equipment, supplies, power and water;

•	changes in project parameters or mine plans;

•	costs and timing of development of new mineral reserves;

•	weather, including insufficient or excess rain fall in West Africa;

•	climate change and its impact on rainfall patterns;

•	results of current and future exploration activities;

•	results of pending and future feasibility studies;

•	acquisitions and joint venture relationships;

•	political or economic instability, either globally or in the countries in which we operate;

•	changes in regulations affecting our operations, particularly in Ghana, where our principal producing properties are located;

•	local and community impacts and issues;

•	availability and cost of replacing reserves;

•	timing of receipt and maintenance of government approvals and permits;

•	unanticipated transportation costs and shipping incidents or losses;

•	accidents, labor disputes and other operational hazards;

•	environmental costs and risks;

•	unanticipated title issues;

•	competitive factors, including competition for property acquisitions;

•	possible litigation; and

•	availability of capital at reasonable rates or at all.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional factors elsewhere in this prospectus and in any documents incorporated by reference into this prospectus. Subject to the requirements of applicable laws, we undertake no obligation to update forward-looking statements.

RISK FACTORS

An investment in the debentures or common shares involves a high degree of risk. You should consider carefully the following discussion of risks, in addition to the other information included or incorporated by reference in this prospectus before purchasing any of the securities. In addition to historical information, the information in this prospectus contains “forward-looking” statements about our future business and performance. See “Statements Regarding Forward-Looking Information.” Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address the material factors that may affect our future operating results and financial performance.

Financial Risks

A substantial or prolonged decline in gold prices would have a material adverse effect on us.

The price of our common shares, our financial results and our exploration, development and mining activities have previously been, and would in the future be, significantly adversely affected by a substantial or prolonged decline in the price of gold. The price of gold is volatile and is affected by numerous factors beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world. Any drop in the price of gold adversely impacts our revenues, profits and cash flows. In particular, a sustained low gold price could:

•	cause suspension of our mining operations at Bogoso/Prestea and Wassa if the operations become uneconomic at the then-prevailing gold price, thus further reducing revenues;

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cause us to be unable to fulfill our obligations under agreements with our partners or under our permits and licenses which could cause us to lose our interests in, or be forced to sell, some of our properties;

•	cause us to be unable to fulfill our debt payment obligations;

•	halt or delay the development of new projects; and

•	reduce funds available for exploration, with the result that depleted reserves are not replaced.

Furthermore, the need to reassess the feasibility of any of our projects because of declining gold prices could cause substantial delays or could interrupt operations until a reassessment could be completed. Mineral reserve estimations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We may incur substantial losses in the future that could make financing our operations and business strategy more difficult.

Although we recorded net income of $64.7 million for the year ended December 31, 2006, we experienced a net loss of $18.6 million during the nine months ended September 30, 2007 and a net loss of $13.5 million in 2005 and have experienced net losses in other prior fiscal years. Numerous factors, including declining gold prices, lower than expected ore grades or higher than expected operating costs (including increased commodity prices), and impairment write-offs of mine property and/or exploration property costs, could cause us to be unprofitable in the future. Future operating losses could make financing our operations and our business strategy, including pursuit of the growth opportunities anticipated at the HBB properties, or raising additional capital, difficult or impossible and could materially and adversely affect our operating results and financial condition.

Our obligations could strain our financial position and impede our business strategy.

We had total consolidated debt and liabilities as of September 30, 2007 of $206,958,000, including $27,128,000 in equipment financing loans, $9,901,000 under a debt facility, $48,585,000 in senior convertible notes maturing on April 15, 2009 (these notes were redeemed and replaced with the debentures in November 2007), $56,820,236 of current trade payables, accrued current and other liabilities, $42,115,643 of future taxes, $404,098 of derivative liabilities and a $19,370,402 accrual for environmental rehabilitation liabilities. We expect that our indebtedness and other liabilities will increase as a result of our corporate development activities. These liabilities could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, exploration costs and other general corporate requirements;

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requiring us to dedicate a significant portion of our cash flow from operations to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, exploration costs and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

Our estimates of mineral reserves and non-reserves could be inaccurate, which could cause production and costs to differ from estimates.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and non-reserve measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and non-reserves is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates of mineral reserves and non-reserves may not be accurate, and mineral reserves and non-reserves may not be able to be mined or processed profitably.

Fluctuation in gold prices, results of drilling, metallurgical testing, production, and the evaluation of mine plans subsequent to the date of any estimate could require revision of the estimates. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. For example, approximately 34% of the reduction in Wassa’s mineral reserves at year-end 2006 resulted from changes in the resource model at Wassa based on our mining experience. Any material reductions in estimates of our mineral reserves and non-reserves, or of our ability to extract these mineral reserves and non-reserves, could have a material adverse effect on our results of operations and financial condition.

We currently have only two sources of operational cash flows, which will likely be insufficient by themselves to fund our continuing exploration and development activities.

While we have received significant infusions of cash from sales of our equity and debt, and in 2006 from the sale of shares of EURO Resources S.A. and Moto Goldmines Limited, our only current significant internal sources of funds are operational cash flows from Bogoso/Prestea and Wassa. The anticipated continuing exploration and development of our properties are expected to require significant expenditures over the next several years. These expenditures exceeded free cash flows generated by Bogoso/Prestea and Wassa during 2007 and may do so in future years, and therefore we expect to require additional external debt or equity financing in the future. In the future, we may not be able to obtain adequate financing on acceptable terms, which could cause us to delay or indefinitely postpone further exploration and development of our properties. As a result, we could lose our interest in, or could be forced to sell, some of our properties.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

Our revenues are in United States dollars, and we maintain most of our working capital in United States dollars or United States dollar-denominated securities. We convert our United States funds to foreign currencies as certain payment obligations become due.

Accordingly, we are subject to fluctuations in the rates of currency exchange between the United States dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations. A significant portion of the operating costs at Bogoso/Prestea and Wassa is based on the Ghanaian currency, the Cedi. We are required to convert into Cedis only 20% of the foreign exchange proceeds that we receive from selling gold, but the Government of Ghana could require us to convert a higher percentage of gold sales proceeds into Cedis in the future. In addition, we currently have future obligations that are payable in South African Rand and Euros, and receivables collectible in Euros. We obtain construction and other services and materials and supplies from providers in South Africa and other countries. The costs of goods and services could increase due to changes in the value of the United States dollar or the Cedi, Euro, the South African Rand or other currencies, such as the recent cost increases due to the decrease in the value of the United States dollar relative to other currencies. Consequently, operation and development of our properties might be more costly than we anticipate.

In the past, we have purchased South African Rand and Euro forward contracts to hedge the expected purchase of capital assets in South Africa and Europe in connection with the Bogoso sulfide expansion project and we currently have forward contracts to purchase $5.1 million in South African Rand, the last of which expire in April 2008. We may engage in additional currency hedges in the future in connection with other projects. Implementation of a currency hedging program may not adequately protect us from the effects of fluctuation in currency exchange rates.

Risks inherent in acquisitions that we might undertake could adversely affect our current business and financial condition and our growth.

We plan to continue to pursue the acquisition of producing, development and advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention from our existing business and may be unsuccessful. Success in our acquisition activities depends on our ability to complete acquisitions on acceptable terms and integrate the acquired operations successfully with our operations. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete a transaction and established the purchase price or exchange ratio, a material orebody may prove to be below expectations or the acquired business or assets may have unknown liabilities which may be significant. We may lose the services of our key employees or the key employees of any business we acquire or have difficulty integrating operations and personnel. The integration of an acquired business or assets may disrupt our ongoing business and our relationships with employees, suppliers and contractors. Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our current business and financial condition and on our ability to grow.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are involved in various routine legal proceedings, which include labor matters such as unfair termination claims, supplier matters and property issues incidental to our business. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on our financial position and results of operations.

Operational Risks

The technology and cost of production with respect to refractory materials at Bogoso/Prestea remain subject to a number of uncertainties.

We began to process our refractory ore from Bogoso/Prestea at our new bio-oxidation or BIOX® plant in early 2007 and commissioned the plant in July 2007. We have resolved numerous issues during the start-up of the plant. Our projections with respect to production from Bogoso/Prestea include assumptions that (i) the processing technology will achieve certain anticipated efficiencies and (ii) production will increase and cash operating costs will decrease at certain rates. We have experienced delays in the past in building and commissioning this plant for operations, and the plant utilizes a technology that has not been commercially utilized under our circumstances, including on the Bogoso/Prestea refractory sulfide ore. There can be no assurance that our assumptions regarding anticipated efficiencies and timing will be realized. If we experience additional problems with the technology, our production and cost estimates may not be achieved.

We are subject to a number of operational hazards that can delay production or result in liability to us.

Our activities are subject to a number of risks and hazards including:

•	difficulty in applying technology such as bio-oxidation processing;

•	power shortages;

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labor disputes and shortages;

•	supply and shipping problems and delays;

•	shortage of equipment and contractor availability;

•	unusual or unexpected geological or operating conditions;

•	cave-ins of underground workings;

•	slope failures and failure of pit walls or dams;

•	fire;

•	marine and transit damage and/or loss;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods, droughts and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We could incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

Our mining operations are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.

Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects may have a material adverse effect on our exploration activities, results of operations and competitive position. New or expanded regulations, if adopted, could affect the exploration or development of our projects or otherwise have a material adverse effect on our operations.

A significant portion of our Dunkwa property and portions of our Wassa property, as well as some of our exploration properties in Ghana, are located within forest reserve areas. Although Dunkwa and Wassa have been identified by the Government of Ghana as eligible for mining permits subject to normal procedures and a site inspection, permits for projects in forest reserve areas may not be issued in a timely fashion, or at all, and such permits may contain special requirements with which it is burdensome or uneconomic to comply.

Mining and processing gold from the south end of the Prestea property and from the Pampe and Mampon properties and other activities will require mining and other permits from the Government of Ghana. These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or uneconomic to comply. Such permitting issues could adversely affect our projected production commencement dates, production amounts and costs.

Due to an increased level of non-governmental organization activity targeting the mining industry in Ghana, the potential for the Government of Ghana to delay the issuance of permits or impose new requirements or conditions upon mining operations in Ghana may be increased. Any changes in the Government of Ghana’s policies may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which we may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within various jurisdictions. To the extent that we are subject to any such changes, they may have a material adverse effect on our operations.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties that could affect the feasibility or profitability of such projects.

Mine development projects, including our recent development at Wassa, expansion at Bogoso/Prestea and development of the HBB properties, typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves and mineral resources;

•	mining rate, dilution and recovery

•	anticipated metallurgical and throughput recovery rates;

•	environmental considerations and permitting;

•	future gold prices; and

•	anticipated capital and operating costs.

Our mine development projects could have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable mineral reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses and might not prove to be accurate.

The management of mine development projects and start up of new operations are complex, and we do not have a history of simultaneously managing ongoing operations, the start-up of a new operation and a significant development project. Completion of development and the commencement of production may be subject to delays, as occurred at Wassa and in connection with the Bogoso sulfide expansion project. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and cost of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs and shipping incidents and losses;

•	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

•

government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices; and

•	accidents, labor actions and force majeure events.

Adverse effects on the operations or further development of a project could also adversely affect our business, financial condition, results of operations and cash flow. Because of these uncertainties, and others identified in these “Risk Factors,” our production estimates at Bogoso/Prestea and Wassa may not be achieved.

We need to continually discover, develop or acquire additional mineral reserves for gold production and a failure to do so would adversely affect our business and financial position in the future.

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves as our mines produce gold. We estimate that Bogoso/Prestea has about ten years of remaining mine life and Wassa has about three and one-half years of remaining mine life based on current mineral reserves, but our estimates may not be correct. In addition, mine life would be shortened if we expand production. Our ability to maintain or increase our annual production of gold will be dependent in significant part on our ability to bring new mines into production and to expand or extend the life of existing mines.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

Gold exploration, including the exploration of the Prestea Underground and other projects, involves a high degree of risk. Exploration projects are frequently unsuccessful. Few prospects that are explored are ultimately developed into producing mines. We cannot assure you that our gold exploration efforts will be successful. The success of gold exploration is determined in part on the following factors:

•	the identification of potential gold mineralization based on superficial analysis;

•	availability of prospective land;

•	availability of government-granted exploration and exploitation permits;

•	the quality of our management and our geological and technical expertise; and

•	the funding available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of our existing mineral reserves and the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.

We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our future revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

We seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. We have mining leases with respect to our Bogoso/Prestea, Wassa, and Prestea Underground properties and own the exploration concessions that comprise the HBB properties. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions could be severely constrained. We generally do not conduct surveys of our properties until they have reached the development stage, and therefore, the precise area and location of such properties could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.

We are dependent on the services of key executives and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of our management team, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations. The period of weak gold prices prior to 2002 resulted in depletion of the number of trained and experienced professionals and managers in our industry. Higher gold prices have resulted in an increased demand for these people, and it could therefore be more difficult to attract or retain such experienced professionals and managers without significantly increasing the cost to us.

Our insurance coverage could be insufficient.

Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	changes in the regulatory environment;

•	marine transit and shipping damage and/or losses;

•	natural phenomena such as inclement weather conditions, floods and earthquakes; and

•	political risks including expropriation and civil war.

Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	loss of legitimate title to properties;

•	environmental damage to our properties or the properties of others;

•	delays in mining, processing and development;

•	monetary losses; and

•	possible legal liability.

Although we maintain insurance in amounts that we believe to be reasonable, our insurance might not cover all the potential risks associated with our business. We might also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage might not continue to be available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we might elect not to insure against because of premium costs or other reasons. Losses from these events might cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Governmental and Regulatory Risk

As a holding company, limitations on the ability of our operating subsidiaries to make distributions to us could adversely affect the funding of our operations.

We are a holding company that conducts operations through foreign (principally Ghanaian) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently, or to repay our debts, including the indebtedness represented by the debentures. Holders of the debentures will have no claim against the assets of any of our subsidiaries. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit, our valuation and stock price.

We are subject to changes in the regulatory environment where we operate which may increase our costs of compliance.

Our mining operations and exploration activities are subject to extensive regulation governing various matters, including:

•	licensing;

•	production;

•	taxes;

•	disposal of process water or waste rock;

•	toxic substances;

•	development and permitting;

•	exports and imports;

•	labor standards;

•	mine and occupational health and safety;

•	environmental protections; and

•	mine closure plans.

Compliance with these regulations increases the costs of the following:

•	planning;

•	designing;

•	drilling;

•	operating;

•	developing;

•	constructing; and

•	closure and reclamation.

We believe that we are in substantial compliance with current laws and regulations in Ghana and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Due to the substantial increase in mining development in Ghana in recent years, the Government of Ghana has been reviewing the inadequacy of reclamation bonds and guarantees throughout the country and in some cases has requested higher levels of bonding than previously had been required. Our bonds may be increased. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties in Ghana.

Government regulations limit the proceeds from gold sales that could be withdrawn from Ghana. Changes in regulations that increase these restrictions could have a material adverse impact on us, as Bogoso/Prestea and Wassa are currently our only sources of internally generated operating cash flows.

The Government of Ghana has the right to increase its control of certain subsidiaries.

In accordance with the Minerals and Mining Act, 2006 (Act 703), the Government of Ghana has a 10% free carried interest in the mineral operations of mining companies. The carried interest comes into existence at the time the government issues a mining lease. As such, the Government of Ghana currently has a 10% carried interest in its subsidiaries that own the Bogoso Prestea mine, the Wassa mine and a 19% carried interest in the Prestea Underground property in Ghana, and will have a 10% carried interest in the HBB Properties if mining leases are issued. Under the new mining law, the Government has the right to acquire a special share or “golden share” in such subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree, and a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. The Government of Ghana may seek to exercise one or more of these rights, which would reduce the company’s equity interest. A reduction in its equity interest could reduce its income or cash flows from Bogoso/Prestea or Wassa, reducing amounts available to it for reinvestment and adversely affecting its ability to take certain actions.

We are subject to risks relating to exploration, development and operations in foreign countries.

Certain laws, regulations and statutory provisions in certain countries in which we have mineral rights could, as they are currently written, have a material negative impact on our ability to develop or operate a commercial mine. For countries where we have exploration or development stage projects, we intend to negotiate mineral agreements with the governments of these countries and seek variances or otherwise be exempted from the provisions of these laws, regulations and/or statutory provisions. We cannot assure you, however, that we will be successful in obtaining mineral agreements or variances or exemptions on commercially acceptable terms.

In addition, our assets and operations are affected by various political and economic uncertainties, including:

•	the risks of war, civil unrest, terrorism, coups or other violent or unexpected changes in government;

•	political instability and violence;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•	restrictions on foreign exchange and repatriation; and

•

changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Illegal mining occurs on our properties, is difficult to control, can disrupt our business and can expose us to liability.

From time to time we have experienced significant illegal mining activity on our mining and exploration properties. The Ghana Ministry of National Security initiated a country-wide operation in late 2006 to remove illegal miners from legal mineral concessions in Ghana, including those at our properties. While this action was successful in removing the illegal miners from our leases, there can be no assurance that illegal mining will not resume.

In addition to the impact on our mineral reserve and non reserves, the presence of illegal miners can lead to project delays and disputes and delays regarding the development or operation of commercial gold deposits. The work performed by the illegal miners could cause environmental damage or other damage to our properties, or personal injury or death for which we could potentially be held responsible. Illegal miners may work on other of our properties from time to time, and they may in the future increase their presence and have increased negative impacts such as those described above on such other properties.

Our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Our business, mining operations and exploration and development activities are subject to extensive Canadian, United States, Ghanaian and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

We are required to annually test our internal control over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting. For the year ended December 31, 2006, management identified material weaknesses in our internal control over financial reporting relating to the U.S. GAAP accounting for warrants denominated in Canadian dollars and accounting for in-process inventory balances and deficiencies in controls over vendor payments, which resulted in unauthorized disbursements and which could have resulted in material amounts of unauthorized disbursements. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price.

Market Risks

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange. Securities of small-capitalization companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not continue to follow our securities;

•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares;

•	the size of the public float in our common shares may limit the ability of some institutions to invest in our securities; and

•

a substantial decline in our stock price that persists for a significant period of time could cause our securities to be delisted from the American Stock Exchange and the Toronto Stock Exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities without regard to the performance of the company whose stock price is affected. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Investors could have difficulty or be unable to enforce certain civil liabilities on us, certain of our directors and our experts.

Golden Star is a Canadian corporation. Substantially all of our assets are located outside of Canada and the United States, and our head office is located in the United States. It might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of Canadian or U.S. securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States against our directors, officers and experts. Execution by United

States courts of any judgment obtained against us or, any of the directors, executive officers or experts named in this prospectus supplement in the United States courts would be limited to our assets or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

There may be certain tax risks associated with investments in Golden Star.

Potential investors that are U.S. taxpayers should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Although we believe that we will not be a PFIC for 2007 and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond our control, and we can not assure you that we will not be a PFIC. If we were to be a PFIC, a U.S. taxpayer who disposes of the debentures or common shares at a gain, or who receives a so-called “excess distribution” on our common shares, generally would be subject to a special adverse tax regime. Such gains and excess distributions would be allocated ratably to the U.S. taxpayer’s holding period. The current year’s allocation would be includible as ordinary income in the current year. Prior years’ allocations would be taxed at the highest marginal rates applicable to ordinary income for each such year and would be subject to interest charges to reflect the value of the U.S. income tax deferral. Additional special adverse rules also apply to investors who are U.S. taxpayers who own our debentures or common shares if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC (a “lower-tier PFIC”).

The existence of outstanding rights to purchase or acquire common shares could impair our ability to raise capital.

As of December 17, 2007 approximately 9.2 million of our common shares were issuable on exercise of warrants and options to purchase our common shares at prices ranging from Cdn$1.02 to Cdn$9.07. In our offering in Ghana, we are issuing up to 3.17 million common shares. The debentures initially are convertible into 25 million common shares, subject to adjustment (with up to 7,772,513 additional common shares issuable on conversion in the event of certain change of control transactions). During the life of the warrants, options, debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of our common shares, with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares. The holders of the warrants, options, debentures and other rights can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

Risks Relating to the Debentures

Although the debentures are described as “senior indebtedness,” the debentures will be effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries.

The debentures will be our general, unsecured senior obligations and will rank equally in right of payment with all of our existing and future unsecured senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The debentures will be effectively junior to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, the debentures will be effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, guarantees, lease obligations and letter of credit obligations, of our subsidiaries.

The debentures will not be guaranteed by any of our subsidiaries. Our subsidiaries have no obligation to pay any amounts due on the debentures and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the debentures to participate in those assets, will be subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Substantially all of our assets are owned by, and substantially all of our revenues are generated by, our subsidiaries. Our inability, for whatever reason, to receive cash flows from our subsidiaries would have a material adverse effect on our ability to pay principal and interest on the debentures.

Holders of our existing and future secured indebtedness will have claims that are senior to your claims as holders of the debentures, to the extent of the value of the assets securing such indebtedness. The debentures will be effectively junior to existing secured financings and any future secured indebtedness we incur. As a result, in the event of any distribution or payment of our assets in any bankruptcy, liquidation or dissolution, holders of secured indebtedness will have a prior claim to those assets that constitute their collateral. Holders of the debentures will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the debentures, and potentially with all of our general creditors, based on the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the debentures.

As of September 30, 2007, on a pro forma basis giving effect to this offering and the repayment of our 6.85% senior convertible notes, we had consolidated senior indebtedness of approximately $164 million, $37 million of which was secured. As of September 30, 2007, our subsidiaries had approximately $37 million of indebtedness and other liabilities, which would have ranked senior to the debentures. The debentures will be effectively junior to our secured indebtedness and indebtedness of our subsidiaries.

We have the option to repay the debentures at maturity by issuing common shares.

On maturity, we may elect to repay the principal amount of the debentures by issuing and delivering that number of freely tradeable common shares obtained by dividing the principal amount of the outstanding debentures by 95% of the weighted average trading price of the common shares on the American Stock Exchange for a specified period preceding maturity, provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date (which number may be exceeded upon obtaining additional listing approval from the American Stock Exchange and the Toronto Stock Exchange for such common shares, if required, and approval from holders of a majority of the outstanding principal amount of the debentures). Our ability to elect to repay the debentures by issuing common shares may adversely affect the market price for our common shares and the trading price of the debentures.

The conversion feature of the debentures could limit increases in the trading price of our common shares.

The conversion price of $5.00 represents a 31% premium over the closing price of the common shares on the American Stock Exchange on October 23, 2007, the day prior to the commencement of the offering. This conversion feature may limit the increase in the price of our common shares, since any increase in the stock price above the conversion price will make it more likely that debentures will be converted, thereby exerting a downward pressure on the market price of the common shares.

Our common shares are subject to potential future dilution by the exercise of options and warrants and future potential offerings or issuances, which will adversely affect the market price of our common shares.

As of December 17, 2007, we had 233,703,681 common shares outstanding. As of that date, there were options outstanding to purchase up to 5,996,430 common shares at exercise prices ranging from Cdn$1.02 to Cdn$9.07 per share and warrants outstanding to purchase 3,224,520 common shares at an exercise price of Cdn$4.17. In addition, 4,665,464 additional common shares are available for issuance under our stock option plans. If currently outstanding options or warrants to purchase our common shares are exercised, or additional stock options are granted and shares issued, the trading price of the common shares could decrease, making the conversion price less attractive.

We are not restricted from issuing additional common shares, or securities convertible into or exchangeable for our common shares, during the life of the debentures and have no obligation to consider the effect of any such issuances on our common shares or the debentures. Our business has required significant capital infusion, most of which has been obtained through the issuance of common shares. Since January 1, 2004, we have issued approximately 55,739,000 common shares, or 23.9% of our total outstanding number of common shares in equity offerings, at prices ranging from $2.40 to $3.60 (Cdn$2.80 to Cdn$4.22). If we issue additional common shares or convertible or exchangeable securities, it may adversely affect the market price of our common shares and, in turn, the trading price of the debentures.

We are entitled under the provisions of the trust indenture to fund our semi-annual interest payment obligations through the issuance and sale of additional common shares. The issuance of common shares for this purpose, whether periodically or on a sporadic basis, could be expected to have a dilutive effect on the trading price of our common shares. In addition, upon maturity of the debentures, we have the option to elect to repay the debentures by issuing common shares at 95% of the then current market price, rather than paying cash. In that event, the trading price for our common shares would be diluted.

The adjustments to the conversion price do not cover all dilutive events that may adversely affect the trading price of the debentures.

The conversion price is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common shares, subdivisions, consolidations, business combinations and distributions of common shares or securities convertible into or exchangeable for common shares as described in the indenture. However, the conversion price will not be adjusted for other events, such as an issuance of common shares for cash or in connection with an acquisition, that may adversely affect the market price of our common shares. If any of these other events adversely affects the market price of our common shares, it may also adversely affect the trading price of the debentures and the value of the underlying common shares and make the conversion option less attractive.

We may not have sufficient funds necessary to repurchase the debentures upon a change of control, and our future debt may contain limitations on our ability to repurchase the debentures.

We will be required to repurchase debentures upon a change of control, as described in the trust indenture. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the debentures tendered by the holders in cash. Our ability to pay the purchase price for the debentures in cash may be limited by the terms of indebtedness we may incur in the future and we may be required to seek the consent of our lenders or attempt to refinance our debt, but there can be no assurance that we will be able to do so.

Some significant restructuring transactions may not constitute a change of control, in which case we would not be obligated to offer to repurchase the debentures.

Upon the occurrence of a change of control (as defined in the trust indenture) we may be required to purchase the debentures. However, the change of control provisions will not afford protection to holders of debentures in the event of certain significant restructuring transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us generally will not constitute a change of control requiring us to offer to purchase the debentures. In the event of any such transaction, the holders would not have the right to require us to purchase the debentures, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure, thereby potentially adversely affecting the value of the conversion option.

We may incur substantially more debt or take other actions which may affect our ability to repay the debentures.

Neither we nor our subsidiaries are restricted under the terms of the debentures from incurring additional debt (including secured debt), incurring liens, paying dividends, issuing or repurchasing securities, including our common shares, or entering into transactions with our affiliates. In addition, the indenture governing the debentures does not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take other actions that are not limited by the debentures could have the effect of diminishing our ability to make payments on the debentures when due, and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures. In addition, the indenture does not restrict us from repurchasing common shares.

No market for the debentures currently exists, and an active trading market for the debentures may not develop. You may be unable to sell your debentures at the price you desire or at all.

The debentures are a new issue of securities with no trading market. Although the debentures sold to qualified institutional buyers are eligible for trading in The PORTAL Market, we do not intend to apply for listing of the debentures on any securities exchange or for quotation of the debentures through any securities association. The debentures were sold in a private placement to a limited number of purchasers and, while resale of the debentures and common shares is being registered by this prospectus, a trading market may not develop, or if it does, it may not be liquid at the time you want to sell the debentures. As a result, there can be no assurance that you will be able to sell any of the debentures at a particular time (if at all) or that the prices you receive if or when you sell the debentures will be above their initial purchase price. The liquidity of the trading market in the debentures, and the market price quoted for the debentures, may be adversely affected by, among other things:

•	changes in the overall market for debt securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the debentures;

•	the interest of securities dealers in making a market for the debentures; and

•	prevailing interest rates.

If you hold debentures, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you hold debentures, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but you will be subject to all changes affecting our common shares. You will only have rights with respect to our common shares if and when we deliver our common shares to you upon conversion of your debentures, or, if we so elect, upon maturity. For example, in the event that an amendment is proposed to our articles or by-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common shares to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common shares.

The resale price of the debentures could be adversely affected by the market price of our common shares, which has historically experienced significant volatility.

Because the debentures are convertible into our common shares, we expect that in general the resale price of the debentures will be significantly affected by the market price of our common shares. Holders who receive common shares upon conversion also will be subject to the risk of volatility and depressed prices of our common shares. The market price of our common shares has historically experienced significant fluctuations and is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the risk factors discussed in this prospectus. In addition, the existence of the debentures may encourage short selling in our common shares by market participants because the conversion of the debentures could depress the price of our common shares. Volatility or depressed market prices of our common shares could limit the value of the shares of our common shares deliverable upon conversion or, at our election, on maturity, of the debentures, and could make it difficult for you to resell the debentures (or shares of common shares, if any, issued upon conversion) when you want or at attractive prices.

The change of control provisions may delay or prevent an otherwise beneficial takeover attempt of our company.

The change of control provisions in the debentures may in certain circumstances delay or prevent a takeover of our company and the removal of incumbent management that might otherwise be beneficial to investors.

There are regulatory restrictions on your ability to resell the debentures and the common shares.

You may transfer or resell the debentures and the underlying common shares only in a transaction exempt from registration under the Securities Act of 1933, as amended, and applicable U.S. state securities laws. Although we are obligated to register resales of the debentures and the common shares issuable upon the conversion of the debentures for a limited period, no assurance can be given as to the ability of holders to sell their debentures or the common shares issuable upon conversion of the debentures, and the registration statement may not be available to holders at all times. In addition, selling securityholders may be subject to certain restrictions and potential liability under the securities laws. Further, the debentures and common shares may not trade in Canada until a date that is four months and one day after the issuance of the debentures.

The debentures may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the debentures. However, if one or more rating agencies rates the debentures and assigns the debentures a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the debentures and our common stock could be harmed.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the debentures or common shares offered by this prospectus. The selling securityholders will receive all proceeds from the sale of the debentures or the sale of the common shares offered by this prospectus.

PRICE RANGE OF OUR COMMON SHARES

Our common shares are listed on the American Stock Exchange under the trading symbol “GSS” and on the Toronto Stock Exchange under the trading symbol “GSC.” As of December 17, 2007, 233,703,681 common shares were outstanding, and we had approximately 959 shareholders of record. On December 17, 2007, the closing price per share for our common shares as reported by the American Stock Exchange was $3.04 and as reported by the Toronto Stock Exchange was Cdn$2.93.

The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our common shares.

	American Stock Exchange		Toronto Stock Exchange
	High	Low	High	Low
	($)		(Cdn$)
2007
Fourth Quarter (through December 17)	4.28	2.81	4.16	2.82
Third Quarter	4.28	2.92	4.38	3.12
Second Quarter	4.90	3.60	5.54	3.78
First Quarter	4.56	2.82	5.37	3.32
2006
First Quarter	3.84	2.64	4.39	3.32
Second Quarter	3.75	2.53	4.05	2.78
Third Quarter	3.52	2.54	3.84	2.84
Fourth Quarter	3.30	2.48	3.76	2.77
2005
First Quarter	4.04	2.58	4.94	3.15
Second Quarter	3.23	2.35	4.02	3.01
Third Quarter	3.73	2.84	4.33	3.40
Fourth Quarter	3.22	2.12	3.78	2.54

We have not declared or paid cash dividends on our common shares since our inception. Future dividend decisions will consider our then-current business results, cash requirements and financial condition.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows for the periods indicated:

	Pro Forma Ratio (1)
	Nine Months Ended September 30,		Fiscal Year Ended December 31,	Nine Months Ended September 30,		Fiscal Years Ended December 31,
	2007		2006	2007		2006	2005		2004	2003	2002
Deficiency of Earnings to Fixed Charges	$(39,726	)(2)	—	$(33,762	)(2)	—	$(27,781	)(2)	—	—	—
Ratio of Earnings to Fixed Charges	—		4	—		10	—		8	93	16

(1)	For purposes of computing the pro forma ratio for the nine months ended September 30, 2007 and the fiscal year ended December 31, 2006, the loss before income taxes was reduced and fixed charges were increased to give effect to the sale of the debentures and the use of $61.76 million of the net proceeds to repay the Company’s US$50 million aggregate principal amount 6.85% senior convertible notes due April 15, 2009 as at January 1, 2006.
(2)	For fiscal year ended December 31, 2005 and for the nine months ended September 30, 2007, earnings were insufficient to cover fixed charges.

We have computed the ratio of fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles and fixed charges, and “fixed charges” consists of the interest portion of rental expense and interest incurred.

SELLING SECURITYHOLDERS

The debentures were originally issued in a private offering led by BMO Nesbitt Burns Inc., as lead agent. The lead agent advised us that the debentures were resold within the United States in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers,” as defined by Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. Selling securityholders, including their transferees, pledgees, donees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the debentures and the common shares into which the debentures are convertible.

The table below sets forth information with respect to the selling securityholders, the principal amount of the debentures beneficially owned by each selling securityholder and the number of common shares into which the debentures are convertible, including in certain change in control transactions, that may be offered pursuant to this prospectus. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

We have prepared the table based on information given to us by, or on behalf of, the selling securityholders on or before December 17, 2007. Because the selling securityholders may offer, pursuant to this prospectus, all or some portion of the debentures or common shares listed below, no estimate can be given as to the amount of debentures or ordinary shares that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements or amendments to this prospectus if and when necessary.

	Principal Amount of Debentures at Maturity		Number of Common Shares
Selling Securityholder	Beneficially Owned and Offered Hereby ($)	Percentage of Debentures Outstanding	Number of Common Shares Underlying Debentures (1)	Number of Additional Common Shares (2)	Percentage of Outstanding Common Shares (3)
1161587 Ontario Ltd. (4)	40,000	*	8,000	2,487	*
1161588 Ontario Ltd. (5)	36,000	*	7,200	2,238	*
AGF Canadian Resources (6)(7)	2,911,973	2.33%	582,395	181,067	*
AGF Global Resources Class (6)(7)	500,000	*	100,000	31,090	*
AGF Precious Metals (6)(7)	4,000,000	3.20%	800,000	248,720	*
Amethyst Arbitrage Fund (8)	2,750,000	2.20%	550,000	170,995	*
Amethyst Arbitrage Trading Ltd. (9)	2,250,000	1.80%	450,000	139,905	*
BMO Nesbitt Burns Inc. (10)	8,865,000	7.09%	1,773,000	551,227	*
Charbonneau Limited Partnership (11)	100,000	*	20,000	6,218	*
Charles Robert Nixon	25,000	*	5,000	1,555	*
Chester & Mary Salvati	60,000	*	12,000	3,731	*
Credit Suisse (10)	5,000,000	4.00%	1,000,000	310,901	*
Elaine Harris	34,000	*	6,800	2,114	*
GLG Market Neutral Fund (12)	15,000,000	12.00%	3,000,000	932,702	1.65%
GWL Canadian Resources (6)(7)	733,678	*	146,736	45,620	*
Harold Dagenais	40,000	*	8,000	2,487	*
Harold Dagenais & Marylou Moir	50,000	*	10,000	3,109	*
Highbridge Convertible Arbitrage Master Fund LP (13)	5,000,000	4.00%	1,000,000	310,901	*

Highbridge International LLC (14)	45,000,000	36.00%	9,000,000	2,798,105	4.81%
J-Invest Ltd. (15)	550,000	*	110,000	34,199	*
Jabcap Multi Strategy Master Fund Ltd. (15)	4,450,000	3.56%	890,000	276,701	*
Kellogg Capital Group LLC (10)(16)	2,000,000	1.60%	400,000	124,360	*
London Life Canadian Resources (6)(7)	354,349	*	70,870	22,033	*
Lombard Odier Darier Hentsch & Cie (17)	250,000	*	50,000	15,545	*
MMCAP International Inc. SPC (18)	3,000,000	2.40%	600,000	186,540	1.11%
North Pole Capital Master Fund (19)	10,000,000	8.00%	2,000,000	621,801	*
Platinum Partners Value Arbitrage Fund, LP (20)	1,000,000	*	200,000	62,180	*
Royal Capital Management (21)	1,000,000	*	200,000	62,180	*
Sandelman Partners Multi-Strategy Master Fund Ltd. (22)	5,000,000	4.00%	1,000,000	310,901	*
Vicis Capital Master Fund (23)	5,000,000	4.00%	1,000,000	310,901	*

Total	125,000,000	100.00%	25,000,000	7,772,513	13.74%

*	Less than 1%.
(1)	Assumes conversion of all of the debentures held by such holder at the initial conversion rate of 200.0 common shares for each $1,000 in principal amount of the debentures. This conversion rate is subject to adjustment as described under “Description of the Debentures – Conversion Rights.” As a result, the number of common shares issuable upon conversion of the debentures may increase in the future. Further assumes that such holder does not hold any common shares other than common shares into which the debentures are convertible.
(2)	Assumes the conversion of all the debentures held by such holder upon a change of control transaction where cash is 10% or more of the aggregate fair market value of the consideration for the transaction, as described sunder “Description of the Debentures – Change of Control.”
(3)	Calculated based on 233,703,681 common shares outstanding as of December 17, 2007. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of all of that holder’s debentures, including the maximum number of additional shares that may be issued on a conversion in the event of certain change of control transactions, but we did not assume conversion of any other holder’s debentures.
(4)	The selling securityholder has identified Phillip Lidsky, the general partner of the selling securityholder, as a natural person with voting power and investment control over the offered securities.
(5)	The selling securityholder has identified Fauna Lidsky, the general partner of the selling securityholder, as a natural person with voting power and investment control over the offered securities.
(6)	The selling securityholder is an affiliate of a registered broker-dealer. The selling securityholder has purchased the securities being offered in the ordinary course of business and, at the time of the purchase of the securities being offered, had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
(7)	The selling securityholder has identified AGF Management Limited, a publicly traded company, as an entity with control over the selling securityholder.
(8)	The selling securityholder has identified Crystalline Management, Inc., a registered investment adviser, as the investment adviser and investment manager of the selling securityholder.
(9)	The selling securityholder has identified Crystalline Management, Inc., a registered investment adviser, as the sub-advisor of the selling securityholder.
(10)	The selling securityholder is a registered broker-dealer. To the extent a selling securityholder is a broker-dealer, it is deemed to be an “underwriter” within the meaning of the Securities Act.
(11)	The selling securityholder has identified Arnie Charbonneau, the general partner of the selling securityholder, as a natural person with voting power and investment control over the offered securities.

(12)	GLG Partners L.P. is the investment manager of the selling securityholder. GLG Partners Limited is the general partner of GLG Partners L.P. Mark Gotterman, Pierce LaGrange and Emanuel Roman are the directors of GLG Partners Limited and have voting power and power to dispose of the assets of the selling securityholder.
(13)	Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P.
(14)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Highbridge International LLC.
(15)	The selling securityholder has identified Phillipe Jabke as a natural person with control over the selling securityholder.
(16)	The selling securityholder has identified Charles K. Kellogg and Lee K. Kellogg, the shareholders of Kellogg Capital LLC, general partner of the selling securityholder, as natural persons with control over the selling securityholder.
(17)	The selling securityholder is a registered investment advisor under the laws of Switzerland.
(18)	The selling securityholder has identified MM Asset Management Inc. as an entity with control over the selling securityholder and Hillel Meltz and Matthew Maclsaac are natural persons with control over MM Asset Management Inc.
(19)	The selling securityholder has identified Polar Securities, Inc., a registered investment advisor, as the investment advisor of the selling securityholder.
(20)	The selling securityholder has identified Mark Nordllicht, the managing member of Platinum Management (NY) LLC, general partner of the selling securityholder, as a natural person with control over the selling securityholder.
(21)	The selling securityholder has identified Black Ice Capital Corp. as its controlling shareholder and Mark Shane and Stephen Rider as natural persons with control over Black Ice Capital Corp.
(22)	Sandelman Partners, LP is the investment manager of Sandelman Partners Multi-Strategy Master Fund, Ltd. Sandelman Partners GP, LLC is the general partner of Sandelman Partners LP. Jonathan Sandelman is the managing member of Sandelman Partners GP LLC. Each of Sandelman Partners, LP, Sandelman Partners GP, LLC and Jonathan Sandelman disclaims beneficial ownership of the shares registered hereunder, except to the extent of its or his pecuniary interest in such securities.
(23)	The selling securityholder has Vicis Capital LLC, a registered investment adviser, as the investment advisor of the selling securityholder.

PLAN OF DISTRIBUTION

We are registering the debentures and common shares issuable upon conversion of the debentures to permit securityholders to conduct secondary trading of these securities from time to time after the date of this prospectus. We will not receive any proceeds from the sale of the securities covered by this prospectus. The debentures and common shares issuable upon conversion of the debentures are being offered on behalf of the selling securityholders.

The debentures and common shares issuable upon conversion of the debentures may be sold or distributed from time to time by the selling securityholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling securityholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the debentures or common shares as principals, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed. If the debentures or common shares are sold through brokers, dealers or underwriters, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. To the extent required, the specific debentures or common shares to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commission or discounts with respect to a particular offer, and any material arrangements that a selling securityholder notifies us has been entered into for a distribution with an agent, dealer or underwriter, will be set forth in an accompanying prospectus supplement, or if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

The sale of the debentures or common shares may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which the debentures or common shares may be listed or quoted at the time of sale;

•	in transactions otherwise than on such exchanges or services in the over-the-counter market;

•	through the writing of options, whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

In addition, any debentures or common shares that qualify for resale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold pursuant to the requirements of Rule 144 or Rule 144A of the Securities Act rather than pursuant to this prospectus.

These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In addition, the selling securityholders or their successors in interest may enter into hedging transactions with broker-dealers or other financial institutions who may engage in short sales of the notes or ordinary shares, sell the debentures or common shares short and deliver these securities to close out such short positions, or loan or pledge the notes or ordinary shares to broker-dealers that in turn may sell such securities. The selling securityholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the debentures or common shares which may be resold thereafter pursuant to this prospectus if the debentures or common shares are delivered by the selling securityholders.

The selling securityholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the debentures or common shares and, if the selling securityholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the debentures or common shares from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling securityholders, in order for the debentures or common shares to be sold under this prospectus, unless permitted by law, we must distribute a prospectus supplement and/or an amendment to the registration statement of which this prospectus is a part amending the list of selling securityholders to include the pledgee, transferee, secured party or other successors in interest as selling securityholders under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the debentures or common shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders and/or purchasers of the debentures or common shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The selling securityholders and any underwriters, broker-dealers or agents who act in connection with the sale of debentures or common shares hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of debentures or common shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling security holder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling securityholder, broker, dealer, underwriter or agent relating to the sale or distribution of the debentures or common shares. Selling securityholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules under the Securities Exchange Act of 1934, as amended, may apply to sales of debentures or common shares in the market and to the activities of the selling securityholders and their affiliates. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common shares by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common shares to engage in market-making activities with respect to the particular debentures and the underlying common shares being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying common shares and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common shares.

Under the registration rights agreement between us and the initial purchasers, we will use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until (A) the earliest of (i) the resale of the security in accordance with this registration statement, (ii) the expiration of the holding period that would be applicable thereto under Rule 144(k), or (iii) its sale to the public pursuant to Rule 144; and (B) the legend with respect to transfer restrictions required under the Indenture is removed or removable in accordance with the terms of the Indenture or such legend. See “Description of Debentures—Registration Rights.”

We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period, or up to 60 days in any three-month period when we have notified the holders of the existence of certain material events, and not to exceed an aggregate of 90 days in any 12-month period. We have agreed to pay predetermined additional amounts to holders of the debentures and common shares issuable upon conversion of the debentures if the prospectus is unavailable for the periods in excess of those permitted above.

We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act arising out of any actual or alleged material misstatement or omission of a material fact in this prospectus. This indemnification shall not apply to any liability arising out of any untrue statement or omission made in reliance upon and in conformity with written information furnished to us by or on behalf of the selling securityholders.

We have agreed, among other things, to bear all fees and expenses, other than selling expenses, commissions and discounts, and expenses of counsel to the selling securityholders, in connection with the registration of the notes and the ordinary shares covered by this prospectus.

DESCRIPTION OF THE DEBENTURES

The following description of the debentures is a brief summary of their material attributes and characteristics, which does not purport to be complete, and is qualified in its entirety by reference to the provisions of the trust indenture entered into between Golden Star and The Bank of New York, as indenture trustee, on November 8, 2007. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the debentures. Copies of the indenture, the debentures and the registration rights agreement are available upon request.

General

The debentures are limited to $125,000,000 aggregate principal amount and will mature on November 30, 2012. The debentures will bear interest from the date of issuance at a rate of 4.0% per annum. Interest on the debentures will be payable semi-annually on the last day of May and November of each year, with the first interest payment representing accrued and unpaid interest from the issuance to (but excluding) May 31, 2008 being payable on May 31, 2008. The first interest payment on the debentures on May 31, 2008 will be in the amount of $22.58 per $1,000 principal amount and each subsequent interest payment will be in the amount of $20 per $1,000 principal amount. Interest will be computed on the basis of a 365-day year or a 366-day year, as appropriate.

We have the option, subject to applicable regulatory approval, to fund our obligations to pay interest on the debentures from time to time by the issuance and delivery of common shares to the indenture trustee, as further described below under “Description of the Debentures—Method of Payment”.

In the event of the maturity, conversion, or repurchase of a debenture, interest will cease to accrue on that debenture under the terms and subject to the conditions of the indenture. Golden Star may not re-issue a debenture that has matured or has been converted, redeemed or otherwise cancelled.

The debentures were issued only in denominations of $1,000 of principal amount and integral multiples thereof. Global certificates that aggregate the principal amount of the debentures were issued in registered form to DTC. Holders of beneficial interests in the debentures will not have the right to receive physical certificates evidencing their ownership of debentures, except in certain circumstances described below under “Description of the Debentures—Book Entry, Delivery and Form”.

Ranking

The debentures will be direct senior unsecured obligations of Golden Star and are convertible into common shares as described under “Description of the Debentures -Conversion”. The debentures will rank equally and ratably with all other senior unsecured indebtedness and senior to all subordinated indebtedness of Golden Star.

Conversion

Conversion Privilege

Each debenture is convertible into common shares at the option of the holder at any time prior to the close of business on the business day immediately preceding the maturity date, at a conversion price of $5.00 per common share, which is equivalent to 200.0 common shares for each $1,000 principal amount of debentures, subject to adjustment in certain circumstances, in accordance with the terms of the indenture.

No fraction of a common share will be issued upon conversion of the debentures. In lieu of such fraction of a common share, if such a fraction shall become owing, the holder will receive a cash payment which will be determined according to the then current market price of such fraction of a common share.

For a summary of the U.S. federal income tax treatment of a holder of debentures receiving common shares upon conversion, see “U.S. Federal Income Tax Considerations — Conversion of Debentures into Common Shares”.

Adjustment

The indenture provides for the adjustment of the conversion price of the debentures in certain events, including:

(a) the subdivision or consolidation of the outstanding common shares;

(b) the issuance and distribution by us of common shares (or securities convertible into or exchangeable for common shares) to all or substantially all the holders of common shares by way of a stock dividend or otherwise, other than an issue of common shares (or securities convertible into or exchangeable for common shares) to holders pursuant to a right granted to receive common shares in lieu of dividends paid in the ordinary course;

(c) the distribution by us of rights, options or warrants to holders of all or substantially all of common shares entitling such holders, during a period expiring not more than 45 days after the record date for such distribution, to subscribe for or purchase common shares (or securities convertible into or exchangeable for common shares) at a price per share (or, in the case of securities convertible into or exchangeable for common shares, at a conversion price or an exchange price per share) which is less than 95% of the volume-weighted average trading price of the common shares on the AMEX for the 20 consecutive trading days ending five trading days before such record date;

(d) the distribution by Golden Star to holders of all or substantially all of the common shares of securities (other than those referred to above) or of property or other assets (including cash or debt securities) otherwise than by way of dividends paid in the ordinary course.

There will be no adjustment to the conversion price in respect of any of the distributions referred to in paragraphs (b), (c) or (d) above if the holders of debentures are entitled to participate in the distribution as though they had converted their debentures prior to or on the effective date or record date for such distribution. Any such participation is subject to receipt of prior regulatory approval. No adjustment will be required to be made to the conversion price upon the issuance from time to time of common shares pursuant to Golden Star’s stock option plan or share purchase plan, or any dividend reinvestment plan, or any similar plan, if any, as such plans may be amended or replaced from time to time. For greater certainty, a distribution under paragraph (d) above shall not include an offering of securities by way of private placement or prospectus which is made to the public in general. In addition, Golden Star will not be required to make adjustments to the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1% and any adjustment which is not required to be made will be carried forward and will be taken into consideration at the time of any subsequent adjustment.

We will give registered holders of debentures at least 14 days prior notice of the record date or effective date for each of the distributions referred to in paragraphs (b), (c) or (d) above.

Limitation on Conversion

We are prohibited by the terms of the indenture from effecting any conversion that would cause the aggregate number of common shares beneficially owned by a holder and its affiliates to exceed 4.99% of the then outstanding common shares, provided that such holder may increase that threshold to 9.99% by giving us written notice, which notice shall be effective 61 days after receipt.

Capital Reorganization

If, prior to the maturity date, there is a reclassification of the common shares or change of the common shares into other shares or into other securities or other capital reorganization, or a consolidation, amalgamation or merger of, or an arrangement involving, Golden Star with or into any other corporation or other entity or a transfer of the undertaking or assets of Golden Star as an entirety or substantially as an entirety to another corporation or entity in which the holders of common shares are entitled to receive shares, other securities or property, holders of debentures who exercise their right to convert debentures into common shares after the effective date of the foregoing transactions will be entitled to receive that number of shares, other securities or other property that a holder of debentures would have been entitled to receive as a result of such transactions if, on the effective date thereof, the holder of debentures had been the registered holder of common shares to which the holder of debentures was entitled upon conversion of common shares before such reclassification, change, reorganization, consolidation, amalgamation, merger or arrangement. The consideration into which the debentures will be convertible will be limited to the common shares or other prescribed securities (within the meaning of the Income Tax Act(Canada)) of Golden Star as specified by our board of directors.

Subject to certain conditions contained in the indenture, no consent of the holders of debentures will be required in connection with a reclassification, reorganization, consolidation, amalgamation, merger or arrangement of Golden Star and holders of debentures will have no voting or other approval rights with respect to any such transaction.

Change of Control

Following a change of control, we must commence, within 30 days of the occurrence of the change of control, an offer to purchase for all debentures then outstanding. The offer to purchase shall be made at a purchase price equal to 101% of the principal amount of the debentures, plus accrued and unpaid interest thereon, if any, up to but excluding the date set for the completion of the offer to purchase. We shall be required to accept for purchase and pay for all debentures properly tendered on the date which is 30 days after the delivery of the offer to purchase.

On the payment date for the offer, we shall (i) accept for payment debentures or portions thereof tendered pursuant to the offer to purchase; (ii) deposit with the paying agent money sufficient to pay the purchase price of all debentures or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the indenture trustee all debentures or portions thereof so accepted together with an officers’ certificate specifying the debentures or portions thereof accepted for payment by Golden Star. The indenture trustee shall act as the paying agent for an offer to purchase.

We will comply with all applicable securities laws in the event that we are required to repurchase debentures upon a change of control.

Upon a change of control resulting from a transaction where cash is 10% or more of the aggregate fair market value of the consideration for the transaction, holders of the debentures may, prior to the effective date of such transaction, elect to convert their debentures and receive, in addition to the number of common shares they otherwise would have been entitled to under “Description of the Debentures—Conversion—Conversion Privilege” above, an additional number of common shares which will vary depending upon the effective date of the transaction and the market price of the common shares.

The number of additional shares issued shall be determined by reference to the table below which sets out the number of additional shares per $1,000 of debenture, based on the effective date of the transaction and the market price of the common shares; provided that if the market price of the common shares is in excess of $25.00 per common share (subject in each case to adjustment as described under “Description of the Debentures—Conversion—Adjustment”) or if the market price of the common shares is less than $3.82 per common share (subject to adjustment), the number of additional shares shall be zero; and provided that if the market price of the common shares is between two amounts in the table or the effective date of the transaction is between two dates in the table, the number of additional shares shall be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower amounts and the two dates, as applicable, based on a 365-day year.

Common Share Price (United States Dollars)

Effective Date	$3.82	$4.00	$4.50	$5.00	$5.50	$6.00	$6.50	$7.00	$7.50
November 8, 2007	61.7722	57.5707	48.1068	41.1198	35.6174	31.4344	27.9721	25.2487	22.8884
November 30, 2008	61.7801	56.5987	46.3511	38.7476	33.2099	28.8279	25.3790	22.6400	20.3815
November 30, 2009	61.7801	54.6846	43.6053	35.6464	29.7343	25.2341	21.9032	19.1921	17.0788
November 30, 2010	61.7801	52.6449	40.0630	31.3286	25.1424	20.6553	17.3116	14.7519	12.8247
November 30, 2011	61.7801	50.0000	34.7588	24.6537	18.0566	13.5863	10.5478	8.4643	7.0127
November 30, 2012	61.7801	50.0000	22.2222	0	0	0	0	0	0

Common Share Price (United States Dollars)

Effective Date	$8.00	$8.50	$9.00	$9.50	$10.00	$11.00	$12.00	$13.00	$14.00
November 8, 2007	21.0174	19.3769	17.9525	16.7701	15.7059	13.9489	12.5469	11.4178	10.4753
November 30, 2008	18.5251	16.9846	15.6303	14.5406	13.5599	11.9723	10.7047	9.7251	8.8929
November 30, 2009	15.3438	13.9352	12.7424	11.7694	10.8938	9.5646	8.5322	7.7042	7.0521
November 30, 2010	11.3350	10.1020	9.1723	8.3672	7.7317	6.7188	5.9693	5.3900	4.9326
November 30, 2011	5.9787	5.2223	4.6539	4.2300	3.8990	3.4024	3.0521	2.7864	2.5719
November 30, 2012	0	0	0	0	0	0	0	0	0

Common Share Price (United States Dollars)

Effective Date	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00	$25.00
November 8, 2007	9.6811	9.0095	8.4169	7.9121	7.4632	7.0591	5.5837
November 30, 2008	8.2183	7.6280	7.1356	6.6993	6.3160	5.9798	4.7288
November 30, 2009	6.5017	6.0428	5.6465	5.3061	5.0034	4.7399	3.7587
November 30, 2010	4.5592	4.2419	3.9731	3.7387	3.5326	3.3498	2.6690
November 30, 2011	2.3926	2.2390	2.1054	1.9874	1.8822	1.7878	1.4299
November 30, 2012	0	0	0	0	0	0	0

Original Conversion Ratio: 200.0 common shares per $1,000 of principal amount

Method of Payment

Payment of Principal in Common Shares upon Maturity

Subject to regulatory approval, we may, at our option, provided that no event of default (as defined in the indenture) has occurred and is continuing at such time, elect to satisfy our obligations to pay the outstanding principal amount of all, but not less than all, of the debentures upon redemption or on the maturity date by issuing and delivering to the holder, for each $1,000 principal amount of debentures, that number of fully paid, non-assessable and freely tradable common shares obtained by dividing such principal amount by 95% of the current market price of the common shares on a recognized stock exchange for the 20 consecutive trading days ending five trading days before the maturity date. No fractional common shares will be issued to the holders of debentures, but, in lieu thereof, we will make a cash payment determined on the basis of the current market price of the common shares on the maturity date.

To exercise this right, we must give not less than 40 days and not more than 60 days prior notice of such election to the indenture trustee and the debenture holders.

Notwithstanding the foregoing, we will be prohibited from exercising this repayment right if the aggregate number of common shares issued upon conversion of the debentures and the common shares contemplated to be issued would exceed 19.99% of the issued and outstanding common shares at the date of the indenture unless (i) listing approval is obtained from each applicable stock exchange for the common shares in excess of such threshold and (ii) the issuance is approved by a majority of the holders of the debentures then outstanding.

Payment of Interest

Subject to receiving all applicable regulatory approvals provided that no event of default has occurred and is continuing at such time, we shall have the right to elect, from time to time, to satisfy our obligation to pay interest on the debentures on each interest payment date by delivering common shares to a registered broker-dealer for sale in the open market. In the event that we elect to pay our interest obligation in this manner, the holders of debentures will receive a cash payment in satisfaction of our obligation. However, we will not be relieved from ensuring that there is adequate cash to pay the full amount of interest due. Holders of debentures will not be entitled to receive any common shares in satisfaction of our obligation to pay interest.

Repurchase

Provided that no event of default has occurred and is continuing, we may purchase all or any of the debentures in the open market (which shall include purchase from or through an investment dealer or a firm holding membership on an AMEX or a purchase on the PORTAL Market) or by tender or by private contract at any price, subject to compliance with applicable securities laws. If we are in default on a payment of principal or interest under the debentures, then it may not repurchase debentures in any manner. If any other event of default has occurred and is continuing, we may not purchase any of the debentures by private contract, but may repurchase all or any of the debentures in any other manner described above.

Cancellation

All debentures converted, redeemed, repurchased or purchased as aforesaid will be cancelled forthwith and may not be reissued or resold.

Events of Default

Among other things, any one or more of the following events shall constitute an event of default with respect to the debentures thereunder: (i) default in payment of principal of (and premium, if any) on any debentures when due; (ii) default in payment of interest on any debentures when due and payable and the continuance of any such default for 30 days; (iii) default in performing or observing any of the other material covenants, agreements or obligations of Golden Star in the indenture for 60 days after the date on which written notice of such default has been given to Golden Star by the indenture trustee or the holders of not less than 25% in principal amount of the outstanding debentures; (iv) failure to make an offer to purchase upon a change of control; (v) certain events of bankruptcy, insolvency or reorganization.

The indenture provides that if an event of default specified therein shall occur and be continuing, the indenture trustee may in its discretion and shall upon written request of the holders of not less than 50% in principal amount of outstanding debentures declare, by written notice, the principal of (and premium, if any) together with accrued interest on all debentures to be due and payable.

No holder of any debenture will have any right to pursue any remedy (including any action, suit or proceeding authorized or permitted by the indenture or by law) with respect to the indenture or the debentures unless: (i) the holder gives to the indenture trustee notice of a continuing event of default; (ii) the holders of at least 25% of the principal amount of outstanding debentures make a request in writing to the indenture trustee to pursue the remedy; (iii) such holder or holders offer or provide to the indenture trustee security and indemnity in form satisfactory to the indenture trustee against any loss, liability or expense; (iv) the indenture trustee does not comply with the request within 30 days after receipt of such request and indemnity; and (v) during such 30-day period the holders of a majority in principal amount of outstanding debentures do not give the indenture trustee a direction inconsistent with the request.

Amalgamation, Consolidation, Conveyance, Transfer or Lease

We have agreed that we will not amalgamate with any other corporation or enter into any reorganization or arrangement or effect any conveyance, transfer or lease of all or substantially all of its assets, unless, in any such case: (i) the successor corporation

(or the person that leases or that acquires by conveyance, sale or transfer all or substantially all of our assets) shall expressly, by supplemental indenture, assume and become bound by our obligations under the terms of an amended indenture; (ii) the debentures will be valid and binding obligations of the successor company; (iii) neither we nor any successor company shall immediately thereafter be in default under the indenture or in respect of the debentures; and (iv) in the case of a successor company constituted or organized under the laws of a province, territory, state or jurisdiction other than the laws of any state of the United States, Canada or any province thereof, such company shall attorn to the jurisdiction of the courts of the State of New York in the event of any dispute, conflict or litigation relating to, arising out of or based on the indenture or the debentures, and in the case of a successor company constituted or organized under the laws of a province, territory, state or jurisdiction other than the laws of any state of the United States, Canada or any province thereof, the judgements of the courts of the State of New York are capable of enforcement in the courts of the jurisdiction under whose laws such person is constituted or organized. Any such successor company shall agree to be bound by the terms of the indenture as principal obligor in our place as if such successor had been named in the indenture as if it were us.

Modification and Waiver

With certain exceptions, the indenture, the rights and obligations of Golden Star and the rights of the holders of the debentures may be modified by Golden Star with the consent of the holders, represented and voting at a meeting of holders of debentures or by an instrument or instruments in writing signed by holders of debentures, of not less than a majority in aggregate principal amount of the debentures then outstanding. The indenture also provides that certain changes relating to the fixed maturity of the debentures, the reduction of the principal amount thereof, or the reduction of the rate or extension of the time of payment of interest thereon, or the modification or alteration of the rights of the holders to convert the debentures into common shares or the reduction of the required consent level may be made if authorized by a resolution passed by all of the holders of debentures affected by such change.

The holders of not less than a majority of the aggregate principal amount then outstanding may waive past default under the indenture and/or cancel a declaration of acceleration made by the indenture trustee in respect of an event of default.

Book Entry, Delivery and Form

Debentures will be issued in the form of fully registered global debentures held by, or on behalf of, DTC or its successor, acting as depository as custodian for its participants.

All debentures will be represented in the form of global debentures registered in the name of the depository or its nominee. Purchasers of debentures represented by global debentures will not receive debentures in certificate form. Rather, the debentures will be represented in “book-entry only” form (unless we, in our sole discretion, elects to prepare and deliver definitive debentures in fully registered form). Beneficial interests in the global debentures, constituting ownership of the debentures, will be represented through book-entry accounts of institutions (including the underwriters) acting on behalf of beneficial owners, as direct and indirect participants of the depository. Each purchaser of a debenture represented by a global debenture will receive a customer confirmation of purchase from the underwriters from whom the debenture is purchased in accordance with the practices and procedures of the underwriters. The practices of the underwriters may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for the participants having interests in global debentures.

If the depository notifies us that it is unwilling or unable to continue as depository in connection with the global debentures, or if at any time the depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and we and the indenture trustee are unable to locate a qualified successor, or if we elect, at our sole discretion, to terminate the book-entry system, beneficial owners of debentures represented by global debentures at such time will receive definitive debentures.

Transfer and Exchange of Debentures

Transfers of beneficial ownership in debentures represented by global debentures will be effected through records maintained by the depository for such global debentures or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless Golden Star elects, at its sole discretion, to prepare and deliver definitive debentures, beneficial owners who are not participants in the depository’s book-entry systems, but who desire to purchase, sell or otherwise transfer ownership of or other interest in global debentures, may do so only through participants in the depository’s book-entry systems.

The ability of a beneficial owner of an interest in a debenture represented by a global debenture to pledge the debenture or otherwise take action with respect to such owner’s interest in a debenture represented by a global debenture (other than through a participant) may be limited due to the lack of a certificate.

If definitive debentures are issued in place of global debentures, registered holders of definitive debentures may transfer such debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the debentures to the registrar for the debentures at its principal office in the City and State of New York, or such other city or cities as may from time to time be designated by Golden Star, whereupon new debentures will be issued in authorized denominations in the same aggregate principal amount as the debentures so transferred, registered in the names of the transferees.

Payments

Payments of interest and principal on each global debenture will be made to the depository or its nominee, as the case may be, as the registered holder of the global debenture. As long as the depository or its nominee is the registered owner of a global debenture, such depository or its nominee, as the case may be, will be considered the sole legal owner of the global debenture for the purposes of receiving payments of interest and principal on the debenture and for all other purposes under the indenture and the debenture. Interest payments on global debentures may be made by electronic funds transfer on the day interest is payable and delivered to the depository or its nominee, as the case may be.

We understand that the depository or its nominee, upon receipt of any payment of interest or principal in respect of a global debenture, will credit participants’ accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such global debenture as shown on the records of the depository or its nominee. We also understand that payments of interest and principal by participants to the owners of beneficial interest in such global debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name” and will be the responsibility of such participants. The responsibility and liability of Golden Star in respect of payments on debentures represented by global debentures is limited solely and exclusively, while the debentures are registered in global debenture form, to making payment of any interest and principal due on such global debenture to the depository or its nominee.

If definitive debentures are issued instead of or in place of global debentures, payments of interest on each definitive debenture will be made by electronic funds transfer, if agreed to by the holder, or by cheque dated the interest payment date and mailed to the address of the holder appearing in the register maintained by the registrar for the debentures at the close of business on the 15th business day of the month immediately preceding the month of the applicable interest payment date. Payment of principal at maturity will be made at the principal office of the indenture trustee (in its capacity as paying agent), or other person or persons authorized to pay the principal or interest, in the City and State of New York (or in such other city or cities as may from time to time be designated by Golden Star) against surrender of the definitive debentures, if any. If the due date for payment of any amount of principal or interest on any definitive debenture is not a business day (being a day other than a Saturday, Sunday or a day on which financial institutions at the place of payment are authorized or obligated by law or regulation to close) such payment will be made on the next business day and the holder of such definitive debenture shall not be entitled to any further interest or other payment in respect of such delay.

Reports to Holders

We shall file with the indenture trustee and provide holders with the documents required to be sent to our shareholders pursuant to applicable securities laws in the Provinces of Canada and the United States and within the time prescribed by such applicable securities laws. In the event we are no longer subject to applicable securities laws requiring such shareholder communications, we shall continue to provide to the indenture trustee and the holders (a) within 90 days after the end of each fiscal year, copies of our annual report and of its annual financial statements, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports under the applicable securities laws of the Province of Ontario and the United States. Each of such reports will be prepared in accordance with Canadian generally accepted accounting principles.

Governing Law

Each of the indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights

We have entered into a registration rights agreement with the lead agent pursuant to which we agreed, at our expense, for the benefit of the holders, to file with the SEC a shelf registration statement covering resale of the debentures and the common shares issued upon conversion of the debentures within 45 days after the first date of original issuance of the debentures. We will use commercially reasonable efforts to cause the shelf registration statement to become effective within 90 days of such first date of original issuance, and to keep a shelf registration statement effective until the date on which all debentures and underlying common shares have been sold pursuant to this registration statement or Rule 144; or the earliest of (i) the expiration of the holding period that would be applicable thereto under Rule 144(k), or (ii) the date when the debentures and the common shares issuable on conversion of the debentures have ceased to be outstanding. We will be permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period, or up to 60 days in any three-month period when we have notified the holders of the existence of ceriman material events, and not to exceed an aggregate of 90 days in any 12-month period. We have agreed to pay predetermined additional interest amounts as described herein to holders of the debentures and holders of common shares issuable upon conversion of the debentures if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such additional amounts shall accrue until such failure to file or become effective or unavailability is cured, (i) in respect of any debentures, at a rate per year equal to 0.5% of the aggregate principal amount of the debentures until we are no longer required to maintain a shelf registration statement with respect to the debentures and the common shares issuable upon conversion of the debentures. So long as the failure to file or become effective or unavailability continues, we will pay additional amounts in cash on May 31 and November 30 of each year to the holders of record of the debentures or common shares on the immediately preceding May 15 and November 15. When such registration default is cured, accrued and unpaid additional amounts will be paid in cash to the record holder as of the date of such cure.

A holder who sells debentures and common shares issued upon conversion of the debentures pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will pay all expenses of a shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the debentures and common shares issued upon conversion of the debentures.

We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of a shelf registration statement. Holders are required to complete and deliver a questionnaire prior to the effectiveness of a shelf registration statement so that such holder may be named as a selling securityholder in the related prospectus. Upon receipt of such a completed questionnaire, together with such other information as may be reasonably requested by us, from a holder following the effectiveness of a shelf registration statement, we will, as promptly as practicable, file such amendments to a shelf registration statement or supplements to a related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of debentures and our common shares issuable upon conversion of the debentures, subject to our right to suspend the use of the prospectus as described above. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell the debentures or our common shares issuable upon conversion of the debentures pursuant to the shelf registration statement.

The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which was filed as an exhibit to our Current Report on Form 8-K, dated November 13, 2007.

DESCRIPTION OF COMMON SHARES

Our authorized capital consists of an unlimited number of common shares and an unlimited number of first preferred shares issuable in series. The following is a summary and may not describe every aspect of the common shares that may be important. Our constating documents and by-laws define the rights of holders of common shares and of holders of preferred shares. As at December 17, 2007, 233,703,681 common shares and no preferred shares were issued and outstanding.

Common Shares

Dividend Rights

Holders of common shares may receive dividends on the common shares when, as and if declared by the board of directors, subject to the preferential dividend rights of any other classes or series of Golden Star shares. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of Golden Star’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights which are then outstanding.

Voting and Other Rights

Holders of common shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast other than fundamental changes to Golden Star.

Liquidation

In the event of any liquidation, dissolution or winding up of Golden Star, holders of common shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any other class or series of shares of Golden Star.

Redemption

Common shares are not redeemable or convertible.

Rights Agreement

Rights to purchase common shares have been issued to holders of common shares under a rights agreement between us and CIBC Mellon Trust Company. One right is attached to each common share. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase one common share at an exercise price equal to three times the market price of the common share, as determined under the terms of the agreement. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of our voting shares without complying with the “permitted bid” provisions of the rights agreement or without the approval of our board of directors), exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire that number of common shares having an aggregate market price on the date of the event equal to twice the exercise price of the rights for an amount in cash equal to the exercise price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire Golden Star. The rights, which expire at the close of business on the date of our 2010 annual shareholders’ meeting (unless extended as provided in the rights agreement), may be redeemed at a price of Cdn.$0.00001 per right at any time until a person or group has acquired 20% of common shares, except as otherwise provided in the rights agreement. The rights agreement may have certain anti-takeover effects.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material anticipated U.S. federal income tax consequences regarding the acquisition, ownership, and disposition of the debentures and common shares. This summary is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury Regulations promulgated under the Code, administrative rulings of the Internal Revenue Service, which we refer to as the “IRS”, judicial decisions of the U.S. courts, and the income tax convention between the

United States and Canada signed on September 26, 1980, as amended, which we refer to as the “U.S.-Canada tax treaty,” in each case as in effect on the date of this prospectus. Changes in the laws may materially alter the tax treatment of the acquisition, ownership, disposition, or conversion of the debentures and common shares discussed in this summary, possibly with retroactive effect. We have not received a ruling from the IRS with respect to any of the matters discussed herein, and therefore there can be no assurance that the IRS would agree with the conclusions herein.

This summary is general in nature and does not address the effects of any state or local taxes or the tax consequences in jurisdictions other than the United States. In addition, this summary does not address all U.S. federal income tax consequences that may be relevant to you in your particular circumstances, nor does it apply to you if you are a holder of the debentures or common shares with a special status, such as:

•	a person that owns, or is treated as owning under certain ownership attribution rules, 5% or more of our voting shares;

•	a broker, dealer or trader in securities or currencies;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a qualified retirement plan or individual retirement account;

•	a person that holds the debentures or common shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation or other “pass-through” entity;

•	an investor in a partnership, S corporation or other “pass-through” entity;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person who is a U.S. expatriate; or

•	a person who does not hold the debentures or common shares as a capital asset, as defined in the Code.

It is assumed for purposes of this summary that we are not, have not at any time been and will not be after this offering a “controlled foreign corporation,” as defined in Section 957(a) of the Code.

This summary is limited to holders of the debentures who purchase the debentures from a holder who acquired the debentures in the private offering on November 8, 2007.

You should consult your own advisor regarding the tax consequences of the acquisition, ownership and disposition of the debentures and common shares in light of your particular circumstances.

U.S. Holders

Except as specifically described in “Non-U.S. Holders” below, the following discussion applies to you if you are a “U.S. Holder.” For purposes of the following discussion, a “U.S. Holder” means a beneficial owner of a debenture or common share that is, for U.S. federal income tax purposes:

•

an individual citizen or resident of the United States (including non-citizens who are “green card holders” or who are present in the U.S. for 31 days or more in the calendar year if certain other requirements are met);

•

a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the debentures or common shares, the tax treatment of an owner of such partnership generally will depend upon the status of such owner and upon the activities of the partnership. An owner of a partnership holding the debentures or common shares should consult such owner’s tax advisor regarding the specific tax consequences of acquisition, ownership, disposition, or conversion of the debentures or common shares.

Taxation of U.S. Holders of Debentures

Interest

Interest paid on the debentures that constitutes “qualified stated interest” generally should be taxable to a U.S. Holder as ordinary interest income at the time it is treated as received or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. “Qualified stated interest” generally includes interest payable unconditionally at fixed periodic intervals of one year or less during the entire term of the debt instrument, and should include interest payable on the debentures in an amount equal to 4.0% per annum.

Interest will be treated as foreign source income for foreign tax credit purposes. The limitation on foreign taxes eligible for a foreign tax credit is calculated separately with respect to specific classes of income and for this purpose, interest on the debentures generally should constitute “passive category income.”

If interest payable with respect to the debentures is subject to Canadian income tax, U.S. Holders generally will have the option of claiming the amount of any such Canadian income taxes withheld from, or paid with respect to, interest payments on the debentures either as a deduction from their gross income or as a credit against their U.S. federal income tax liability, subject to numerous and complex limitations and restrictions that must be determined and applied on an individual basis by each U.S. Holder. Accordingly, you should consult your own tax advisor concerning the foreign tax credit rules in your particular circumstances.

Sale or Other Disposition

If we are not treated as a PFIC (as described below under “Passive Foreign Investment Company”) at any time during which a U.S. Holder owns the debentures, the U.S. Holder will recognize capital gain or loss on a sale or other disposition of the debentures, except to the extent that the U.S. Holder acquired the debenture with “market discount” (as described below). Any capital gain or loss will constitute long-term capital gain or loss if the holding period for the debentures exceeds one year at the time of disposition. Such gain or loss will generally be U.S. source gain or loss. Long-term capital gains of individual taxpayers are generally subject to a 15% maximum U.S. federal income tax rate for capital gains recognized before January 1, 2011.

If a U.S. Holder’s holding period for its debentures includes any portion of a taxable year for which we were a PFIC, any gain from a sale or other disposition of the debentures will generally be taxed as an “excess distribution” under the PFIC rules (except potentially to the extent of the portion of the gain, if any, that is attributable to features of the debentures other than the conversion feature, including gain, if any, attributable to a decrease in market interest rates between the issuance of the debentures and the date of the sale or other disposition). Any loss on such a disposition will generally not be recognized.

If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of the debentures, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such debentures, as determined on the settlement date of such sale or other taxable disposition.

If you are an accrual basis taxpayer, you generally may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of the debentures, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of the debentures and the date of payment. Any such foreign currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of the debentures.

Bond Premium

A U.S. Holder that purchases a debenture for an amount in excess of the debenture’s stated principal amount will have purchased the debenture with “bond premium” equal to such excess amount. A U.S. Holder generally may amortize bond premium over the remaining term of the debenture under the constant yield method. The amount amortized in any year will be treated as a reduction to the U.S. Holder’s interest income from the note. The amount of bond premium on a convertible debenture cannot include any amount attributable to the conversion features of the convertible debenture, or any amount attributable to accrued interest.

Market Discount

If a U.S. Holder purchases a debenture at a price that is less than its stated redemption price at maturity, the excess of the stated redemption price at maturity over the purchase price will be treated as “market discount.” However, the market discount will be considered to be zero if it is less than  1 /4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. Holder acquired the debenture.

A U.S. Holder generally will be required to treat any gain realized on the sale, exchange, retirement or other disposition of the debenture (including any gain recognized on retirement of the debentures) as ordinary income (which will generally be treated as interest income) to the extent of any accrued market discount that has not previously been included in income. In addition, the U.S. Holder may be required to defer, until the maturity of the debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the debenture.

In general, market discount will be considered to accrue ratably during the period from the date of acquisition of the debenture to the maturity date of the debenture, unless the U.S. Holder makes an irrevocable election to accrue market discount under the constant interest method.

A U.S. Holder of a debenture may elect to include market discount in income as it accrues (under either a ratable or constant yield method). If such an election is made, the rules described above regarding the treatment of gain upon the disposition of the debenture as ordinary income, and the deferral of interest deductions, will not apply. Such an election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Conversion of Debentures into Common Shares

A U.S. Holder’s conversion of the debentures into common shares will be a non-taxable exchange of the debentures for U.S. federal income tax purposes, regardless of our PFIC status, except:

•

to the extent the common shares received are attributable to interest accrued but not previously included in income, in which case the fair market value of those shares will be taxable as interest income; and

•	with respect to cash, if any, received in lieu of a fractional common share, which will generally be taxed as proceeds from a disposition of such fractional share.

A U.S. Holder’s holding period for common shares acquired upon a conversion of the debentures will generally not include the period during which the U.S. Holder owned the debentures.

Constructive Dividends

Adjustments to the conversion price of the debentures, or the failure to make adjustments to the conversion price upon the occurrence of certain events, may result in the receipt of constructive dividends by U.S. Holders of the debentures. U.S. Holders should consult their own tax advisers with respect to the tax consequences of any conversion adjustment.

Taxation of U.S. Holders of Common Shares

Distributions

We do not anticipate paying dividends in the foreseeable future. However, subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of dividends, if any, payable by us generally will be treated as a foreign source dividend taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and generally will be “passive income” for U.S. foreign tax credit purposes. Subject to the discussion under “Passive Foreign Investment Company” below, such dividend income should qualify for the maximum 15% rate of federal income tax applicable to qualified dividends payable by foreign corporations in tax years beginning before January 1, 2011. A distribution on the common shares made by us in excess of our current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of such U.S. Holder’s adjusted tax basis in such common shares and, to the extent such distribution exceeds adjusted basis, as capital gain. See “Sale or Other Disposition of Common Shares” below. Because we are not a U.S. corporation, generally no dividends received deduction will be allowed with respect to dividends paid by us.

U.S. Holders generally will have the option of claiming the amount of any Canadian income taxes withheld from, or otherwise paid with respect to, distributions with respect to the common shares either as a deduction from their gross income or as a credit against their U.S. federal income tax liability, subject to numerous and complex limitations and restrictions that must be determined and applied on an individual basis by each U.S. Holder. Accordingly, you should consult your own tax advisor concerning the foreign tax credit rules applicable in your particular circumstances.

Sale or Other Dispositions of Common Shares

Subject to the discussion found under “Passive Foreign Investment Company” below, in general, if you sell or otherwise dispose of common shares in a taxable disposition:

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you will recognize gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and your adjusted tax basis in such common shares;

•

any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for the common shares is more than one year at the time of such sale or other taxable disposition;

•	any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses (if any) is subject to limitations.

Long-term capital gains of individual taxpayers are generally subject to a 15% maximum U.S. federal income tax rate for capital gains recognized before January 1, 2011.

If you are a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of common shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such common shares, as determined on the settlement date of such sale or other taxable disposition.

If you are an accrual basis taxpayer, you generally may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of common shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If you are an accrual basis taxpayer and do not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, you might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our common shares and the date of payment. Any such foreign currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of common shares.

Passive Foreign Investment Company

In General

U.S. Holders of the debentures or common shares would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we were or were to become a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. We do not believe that we are, nor do we expect to become, a PFIC in the foreseeable future. However, the determination of whether a corporation is a PFIC is made annually, and may be subject to change. There is a possibility that we could be a PFIC as a result of our financial results.

We will be a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage, by fair market value, of our assets held for the production of passive income equals or exceeds 50%. If we are a PFIC for any taxable year, a U.S. Holder generally must continue to treat us as a PFIC as to those debentures and common shares even if we otherwise cease to be a PFIC.

For any taxable year during which we are a PFIC, a U.S. Holder will be subject to a special tax regime in respect of “excess distributions.” Excess distributions include certain dividends and gain on a sale or other disposition of our Debentures or common shares. Moreover, certain transfers of our debentures or common shares that otherwise would qualify as tax-deferred will be taxable for this purpose. Although a conversion of our debentures into common shares will generally not be a taxable disposition, the holding period of common shares obtained upon conversion will begin, for PFIC purposes, when the U.S. Holder acquired the debentures. A U.S. Holder must allocate any excess distribution on a straight-line basis to each day during the U.S. Holder’s holding period for debentures or common shares (as applicable). Any portion of the excess distribution allocable to the current year or to periods before we became a PFIC will be taxable to the U.S. Holder as ordinary income. Any other portion of an excess distribution will be taxable to the U.S. Holder at the highest rates of tax applicable to ordinary income for the year to which it is allocated, without regard to the U.S. Holder’s tax situation. A U.S. Holder also must pay an interest charge on such tax computed by reference to the periods to which the tax is allocable. Any such interest charge will be non-deductible for individual taxpayers.

The “excess distribution” rules described above will not apply to a U.S. Holder of our common shares who makes a “qualified electing fund” (“QEF”) election for the first taxable year of the U.S. Holder’s holding period for the common shares during which we were PFIC. However, a QEF election cannot be made for our debentures. If a U.S. Holder makes a QEF election for common shares acquired on conversion of our debentures, in order to qualify for the benefits of the QEF election, the U.S. Holder must also make a “deemed-sale” election to recognize any unrealized appreciation inherent in those common shares as an “excess distribution” (taxed as described above).

A U.S. Holder who makes a QEF election for our common shares will be currently taxable on a pro rata share of our ordinary earnings and net capital gain throughout the period that the QEF election is effective and we are a PFIC, whether or not the U.S. Holder receives any distributions from us. A U.S. Holder can make a QEF election only if we provide certain information to the U.S. Holder. While we will endeavor to provide such information for a taxable year, as well as information concerning our status as a PFIC for that year, within 90 days after a written request from a U.S. Holder (or, if later, 90 days after the end of the taxable year), we can provide no assurance concerning the accuracy of such information.

As an alternative to the QEF election, a U.S. Holder may elect (subject to various limitations) to recognize gain or loss on our common shares as ordinary income on a mark-to-market basis at the end of each taxable year that we are a PFIC, but only if and for so long as our common shares are considered to be regularly traded on a qualifying exchange. A mark-to-market election cannot be made for our Debentures. If a mark-to-market election takes effect after the beginning of the U.S. Holder’s holding period for common shares, the mark-to-market gains for the first year to which the election applies will be taxed as “excess distributions,” as described above.

Additional special adverse rules will apply to U.S. Holders who own our debentures or common shares if we are a PFIC and we own shares in another PFIC (a “lower-tier PFIC”).

Information Reporting and Backup Withholding

Payments of interest on debentures, dividend payments made to a U.S. Holder of common shares and proceeds of a sale or other disposition of debentures or common shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide an IRS Form W-9 Request for Taxpayer Identification Number and Certification.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Non-U.S. Holders

The following discussion applies to you if you are a non-U.S. Holder. A non-U.S. Holder is a beneficial owner of common shares that is not a U.S. Holder (as defined above).

An investor who is non-U.S. Holder will not be subject to U.S. federal income tax on any interest or dividends received with respect to the debentures or common shares unless (1) the investor has an office or other fixed place of business in the U.S. to which the interest or dividends is attributable and the interest or dividends are either derived in the active conduct of a banking, finance or similar business in the U.S. or the investor is a non-U.S. corporation the principal business of which consists of trading in stocks or securities for its own account, or (2) the investor is a foreign insurance company that conducts business in the U.S. and the interest or dividends are attributable to that business.

An investor who is a non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on a sale or other disposition of the debentures or common shares unless (1) the investor is engaged in the conduct of a trade or business in the United States and the gain is effectively connected with that trade or business, or (2) the investor is an individual who is present in the U.S. for 183 days or more during the taxable year in which the gain is realized and other specified conditions are met.

Information reporting and backup withholding

In general, if you are a non-U.S. Holder, you will not be subject to information reporting and backup withholding on interest or dividend distributions made by us with respect to the debentures or common shares nor on payments of the proceeds from a sale or other disposition of the debentures or common shares. However, non-U.S. Holders may be required to certify their non-U.S. status by filing a an applicable Form W-8. Failure to provide such certification could result in backup withholding, currently at a rate of 28%. Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada), which we refer to as the “Tax Act,” generally applicable to the holding and disposition of the debentures. This summary applies to you only if you are at all relevant times for purposes of the Tax Act, not resident or deemed to be resident in Canada, deal at arm’s length with and are not affiliated with a subsequent purchaser of the debentures, acquire and hold the debentures as capital property and do not use or hold the debentures in the course of carrying on, or otherwise in connection with, a business in Canada and for purposes of the income tax convention between the U.S. and Canada signed on September 26, 1980, as amended, which we refer to as the “U.S.-Canada tax treaty,” are a resident of the United States, have never been a resident of Canada, and have not held or used (and do not hold or use) debentures in connection with a permanent establishment or fixed base in Canada (a “U.S. Resident Holder”). Generally, the debentures will be considered to be capital property to you provided that you do not use the debentures in the course of carrying on a business and have not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary assumes that the debentures will at all relevant times be listed on a prescribed stock exchange for purposes of the Tax Act which currently includes the Toronto Stock Exchange.

This summary does not deal with special situations, such as particular circumstances of a U.S. Resident Holder who is a trader or dealer in securities, a limited liability company, a tax-exempt entity, or an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, which we refer to as the Tax Proposals (“Tax Proposals”), the current provisions of the U.S.-Canada tax treaty, and the administrative practices of the Canada Revenue Agency (“CRA”) publicly released prior to the date hereof. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given in this respect.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the U.S.-Canada tax treaty or administrative practices of the CRA. This summary does not take into account provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. This summary is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

For purposes of the Tax Act, you must compute all amounts relevant in computing your liability under the Tax Act in Canadian dollars. Amounts denominated in United States dollars including adjusted cost base, proceeds of disposition and dividends must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Taxation of U.S. Resident Holders

Taxation of Interest on Debentures

A U.S. Resident Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited by us as, on account or in lieu of payment of, or in satisfaction of, interest, principal or premium on the debentures.

Exercise of Conversion Privilege

The conversion of a debenture into our common shares on the exercise of a conversion privilege by a U.S. Resident Holder will generally be deemed not to constitute a disposition of the debenture and, accordingly, a U.S. Resident Holder will not realize a gain or loss on such conversion.

Disposition of Debentures and Conversion Shares

A U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Resident Holder on a disposition of a debenture or a common share, as the case may be, unless the debenture or common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the U.S. Resident Holder at the time of disposition and the U.S. Resident Holder is not entitled to relief under the U.S.-Canada tax treaty.

As long as the common shares are then listed on the Toronto Stock Exchange, the debentures and the common shares will not constitute taxable Canadian property of a U.S. Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our capital stock.

In the case of a U.S. Resident Holder to whom a debenture or common share represents taxable Canadian property, such debenture or common share will be considered treaty-protected property by reason of the U.S.-Canada tax treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such debenture or common share) unless the value of such debenture or common share is derived principally from real property situated in Canada. We believe that the value of the debentures and our common shares are not derived principally from real property situated in Canada.

Taxation of Dividends

We do not anticipate paying dividends in the foreseeable future. However, under the Tax Act, as modified by the U.S.-Canada tax treaty, dividends on common shares that are paid or credited by us to a U.S. Resident Holder who is a beneficial owner of the of the dividend will be subject to Canadian withholding tax at the rate of 15% of the gross amount of the dividends; however, if the U.S. Resident Holder is a company that owns at least 10% of our common shares the withholding rate is reduced to 5%.

LEGAL MATTERS

Certain Canadian legal matters, including the validity of the common shares issuable upon conversion of the debentures, will be passed upon by Fasken Martineau DuMoulin LLP. Certain United States legal matters, including the validity of the debentures, will be passed upon by Davis Graham & Stubbs LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference from our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is CIBC Mellon Trust Company at its principal office in the city of Vancouver, British Columbia.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1) Our Annual Report on Form 10-K, as amended on Form 10-K/A, for the year ended December 31, 2006;

(2) Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007;

(3) Our Current Reports on Form 8-K filed February 14, 2007; February 20, 2007; February 26, 2007; February 27, 2007; March 15, 2007; June 22, 2007; August 6, 2007; September 18, 2007; October 5, 2007 (excluding information furnished pursuant to Item 2.02 and corresponding information furnished under Item 9.01 or included as an exhibit thereto); October 23, 2007; October 24, 2007; November 9, 2007 and November 13, 2007; and

(4) Our Registration Statement on Form 8-A, filed June 18, 2002, which contains a description of our capital stock.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to Investor Relations, Golden Star Resources Ltd., 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone (303) 830-9000.

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is pursuant to a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room located at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

Golden Star Resources Ltd. $125,000,000 4.0% Convertible Senior Unsecured Debentures due November 30, 2012

Prospectus

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the issuance and distribution of the securities being registered. The following is an itemized statement of these expenses (all amounts are estimated except for the SEC fees):

SEC Registration Fee	$3,837.50
AMEX and TSX Additional Listing Fees	$24,600.00
FINRA Filing Fees	$2,000.00
Legal fees and expenses*	$65,000.00
Accounting fees and expenses*	$5,000.00
Trustee and Transfer Agent Fees*	$5,000.00
Miscellaneous*	$5,000.00

Total*	$110,437.50

*	Estimated.

Item 15.	Indemnification of Officers and Directors.

Section 124 of the Canada Business Corporations Act (“CBCA”) provides for the indemnification of our directors and officers. Under these provisions, we may indemnify a director or officer of Golden Star, a former director or officer of Golden Star or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity (the “individual”) against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of their association with our company or other entity, if he fulfills the following two conditions:

a. acted honestly and in good faith with a view to the best interests of Golden Star, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

b. in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

We may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if the individual does not fulfill the conditions of sections (a) and (b) above.

With the approval of a court, we may indemnify an individual, or advance monies, in respect of an action by or on our behalf or by or on behalf of another entity to procure a judgment in its favor to which the individual is made a party because of the individual’s association with Golden Star or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfills the conditions in clause (a) and (b) above.

Notwithstanding the foregoing, an individual referred to above is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with us or other entity, if the individual seeking indemnity:

a. was not judged by the court of other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

b. fulfills the conditions set out in clause (a) and (b) referred to above.

Effective November 24, 2001 the provisions of the CBCA relating to the indemnification of officers, directors and others were significantly amended. Our bylaws were amended and restated to reflect the changes to the CBCA. In addition, our bylaws provide that we also shall indemnify any such person in such other circumstance as the CBCA or law permits or requires. We have entered into agreements with our directors and officers indemnifying such directors and officers to the extent permitted by the CBCA and our bylaws.

We maintain a directors’ and officers’ liability insurance policy which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of us, including liabilities arising under the Securities Act of 1933, and also reimburses us for payments made pursuant to the indemnity provisions under the CBCA.

Item 16.	Exhibits.

3(i)	Incorporating Documents of the Company, including: Articles of Arrangement dated May 14, 1992, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated May 15, 1992; Certificate of Amendment dated May 15, 1992, with Articles of Amendment; Certificate of Amendment dated March 26, 1993, with Articles of Amendment; Articles of Arrangement dated March 7, 1995, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated March 14, 1995; Certificate of Amendment dated July 29, 1996, with Articles of Amendment; and Certificate of Amendment dated July 10, 2002, with Articles of Amendment (all incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 23, 2003); Articles of Amendment dated May 6, 2005 (incorporated by reference to Exhibit 3(i) to the Company’s Form 10-K for the year ended December 31, 2006, as amended)

3(ii)	Bylaws of the Company, including: Bylaw Number One, amended and restated as of April 3, 2002 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (Reg. No. 333-102225) filed on December 27, 2002); Bylaw Number Two, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003); and Bylaw Number Three, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003) and Amendment No. 1 to Bylaw Number One, effective March 9, 2006

4.1	Form of Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3/A (Reg. No. 333-91666) filed on July 15, 2002)

4.2	Indenture, dated as of November 8, 2007, by and between Golden Star Resources Ltd. and The Bank of New York, as Indenture Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed on November 13, 2007)

4.3	Registration Rights Agreement, dated as of November 8, 2007, by and between Golden Star Resources Ltd. and BMO Nesbitt Burns Inc. (incorporated by reference to Exhibit 4.4 of the Company’s Form 8-K filed on November 13, 2007)

4.4	Form of Canadian Global Debenture, dated November 8, 2007 (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed on November 13, 2007)

4.5	Form of U.S. Global Debenture, dated November 8, 2007 (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K filed on November 13, 2007)

5.1	Opinion of Fasken Martineau DuMoulin LLP

5.2	Opinion of Davis Graham & Stubbs LLP

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Fasken Martineau DuMoulin LLP (included in Exhibit 5.1)

23.2	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.2)

23.3	Consent of PricewaterhouseCoopers LLP

24.1	Powers of Attorney*

25.1	Statement of Eligibility of Trustee on Form T-1

* Included on signature page hereto.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (1)(i), (1)(ii) and (1)(iii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Littleton, Colorado, on December 21, 2007.

GOLDEN STAR RESOURCES LTD.

/s/ Peter J. Bradford
Peter J. Bradford
President and Chief Executive Officer

Each of the undersigned hereby constitutes and appoints Peter J. Bradford and Thomas G. Mair, and each of them, the undersigned’s true and lawful attorney-in-fact and agent, with full power of substitution, for the undersigned and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and any other instruments or documents that said attorneys-in-fact and agents may deem necessary or advisable, to enable Golden Star Resources Ltd. to comply with the Securities Act of 1933, as amended, and any requirements of the Securities and Exchange Commission in respect thereof, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ian MacGregor	Chairman of the Board of Directors	December 21, 2007
Ian MacGregor

/s/ Peter J. Bradford	President, Chief Executive Officer and Director	December 21, 2007
Peter J. Bradford	(Principal Executive Officer)

/s/ Thomas G. Mair	Senior Vice President and Chief Financial Officer	December 21, 2007
Thomas G. Mair	(Principal Accounting Officer)

/s/ James E. Askew	Director	December 21, 2007
James E. Askew

/s/ David K. Fagin	Director	December 21, 2007
David K. Fagin

Director
Lars-Eric Johansson

Director
Michael P. Martineau

Director
Michael Terrell

EXHIBIT INDEX

3(i)	Incorporating Documents of the Company, including: Articles of Arrangement dated May 14, 1992, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated May 15, 1992; Certificate of Amendment dated May 15, 1992, with Articles of Amendment; Certificate of Amendment dated March 26, 1993, with Articles of Amendment; Articles of Arrangement dated March 7, 1995, with Plan of Arrangement attached, with Certificate of Amendment with respect thereto dated March 14, 1995; Certificate of Amendment dated July 29, 1996, with Articles of Amendment; and Certificate of Amendment dated July 10, 2002, with Articles of Amendment (all incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 23, 2003); Articles of Amendment dated May 6, 2005 (incorporated by reference to Exhibit 3(i) to the Company’s Form 10-K for the year ended December 31, 2006, as amended)

3(ii)	Bylaws of the Company, including: Bylaw Number One, amended and restated as of April 3, 2002 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (Reg. No. 333-102225) filed on December 27, 2002); Bylaw Number Two, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003); and Bylaw Number Three, effective May 15, 1992 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on January 23, 2003) and Amendment No. 1 to Bylaw Number One, effective March 9, 2006

4.1	Form of Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3/A (Reg. No. 333-91666) filed on July 15, 2002)

4.2	Indenture, dated as of November 8, 2007, by and between Golden Star Resources Ltd. and The Bank of New York, as Indenture Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed on November 13, 2007)

4.3	Registration Rights Agreement, dated as of November 8, 2007, by and between Golden Star Resources Ltd. and BMO Nesbitt Burns Inc. (incorporated by reference to Exhibit 4.4 of the Company’s Form 8-K filed on November 13, 2007)

4.4	Form of Canadian Global Debenture, dated November 8, 2007 (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed on November 13, 2007)

4.5	Form of U.S. Global Debenture, dated November 8, 2007 (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K filed on November 13, 2007)

5.1	Opinion of Fasken Martineau DuMoulin LLP

5.2	Opinion of Davis Graham & Stubbs LLP

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Fasken Martineau DuMoulin LLP (included in Exhibit 5.1)

23.2	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.2)

23.3	Consent of PricewaterhouseCoopers LLP

24.1	Powers of Attorney*

25.1	Statement of Eligibility of Trustee on Form T-1

*	Included on signature page hereto.